Exhibit 13.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 13, 2018 – The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2017 and 2016 as well as Bellatrix’s Annual Information Form (“AIF”) that is filed on SEDAR at www.sedar.com and on the Company’s website at www.bxe.com. The Company’s EDGAR filings and forms are available through the U.S. Securities and Exchange Commission at www.sec.gov. This commentary is based on information available to, and is dated as of March 13, 2018. The financial data presented is in Canadian dollars, except where indicated otherwise.
Overview and Description of the Business
Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.
FOURTH QUARTER AND ANNUAL 2017 HIGHLIGHTS

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities	13,425	17,114	55,210	37,546
Per diluted share (1)	$0.27	$0.35	$1.12	$0.88
Adjusted funds flow (2)	15,700	8,437	58,240	40,916
Per diluted share (1)(2)	$0.32	$0.17	$1.18	$0.96
Net profit (loss)	(13,053)	23,085	(91,363)	(26,668)
Per diluted share (1)	($0.26)	$0.47	($1.85)	($0.62)
Capital – exploration and development	25,755	24,640	120,651	78,660
Total capital expenditures – net (3)	26,212	(137,940)	65,084	(246,194)
Credit Facilities	52,066	19,143	52,066	19,143
Senior Notes	305,409	324,691	305,409	324,691
Convertible Debentures (liability component)	39,426	37,420	39,426	37,420
Long term loan receivable	—	(8,775)	—	(8,775)
Adjusted working capital deficiency (4)	23,926	23,716	23,926	23,716
Total net debt (4)	420,827	396,195	420,827	396,195
Total assets	1,340,923	1,453,730	1,340,923	1,453,730
Total shareholders’ equity	774,022	863,418	774,022	863,418

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SELECTED OPERATING RESULTS		Three months ended December 31,		Year ended December 31,
		2017	2016	2017	2016
Total revenue (5)		60,897	67,907	249,399	227,874
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,602	8,993	9,192	9,935
Natural gas	(mcf/d)	164,848	137,372	166,078	154,453
Total oil equivalent	(boe/d)	37,077	31,888	36,872	35,677
Average realized prices
Crude oil and condensate	($/bbl)	69.64	58.12	62.93	48.41
NGLs (excluding condensate)	($/bbl)	27.68	18.87	21.52	13.14
Crude oil, condensate and NGLs	($/bbl)	36.61	31.08	31.61	25.27
Natural gas	($/mcf)	1.79	3.29	2.27	2.27
Natural gas (including risk management (6))	($/mcf)	2.70	3.13	2.85	2.64
Total oil equivalent	($/boe)	17.42	22.95	18.12	16.86
Total oil equivalent (including risk management (6))	($/boe)	20.80	22.19	20.45	18.38
Net wells drilled		1.9	5.0	23.9	12.9
Selected Key Operating Statistics
Operating netback (3)	($/boe)	6.34	8.87	6.69	6.39
Operating netback (3) (including risk management (6))	($/boe)	9.72	8.11	9.02	7.91
Transportation	($/boe)	1.92	1.07	1.75	0.93
Production expenses	($/boe)	7.81	10.57	8.31	8.70
General & administrative	($/boe)	2.57	1.72	2.18	1.53
Royalties as a % of sales (after transportation)		11%	12%	11%	9%
COMMON SHARES
Common shares outstanding (7)		49,378,026	49,317,165	49,378,026	49,317,165
Weighted average shares (1)		49,378,026	48,716,487	49,351,848	42,821,013
SHARE TRADING STATISTICS
TSX and Other (8)
(CDN$, except volumes) based on intra-day trading
High		3.52	7.00	6.83	9.95
Low		1.85	4.80	1.85	4.80
Close		2.15	6.40	2.15	6.40
Average daily volume		371,933	414,894	227,648	456,470
NYSE
(US$, except volumes) based on intra-day trading
High		2.80	5.35	5.15	7.40
Low		1.44	3.60	1.44	3.60
Close		1.72	4.72	1.72	4.72
Average daily volume		125,134	104,850	96,969	191,849
(1) Basic weighted average shares for the three months and year ended December 31, 2017 were 49,378,026 (2016: 48,716,487) and 49,351,848 (2016: 42,821,013), respectively. In computing weighted average diluted loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted adjusted funds flow per share for the three months and year ended December 31, 2017, a total of nil (2016: nil) and nil (2016: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2016: nil) and nil (2016: nil) common shares issuable on conversion of the Convertible Debentures were added to the denominator for the three months and year resulting in diluted weighted average common shares of 49,378,026 (2016: 49,716,487) and 49,351,848 (2016: 42,821,013), respectively.
(2) The terms adjusted funds flow and adjusted funds flow per share are capital performance measures which should not be considered an alternative to, or more meaningful than, cash flow from operating activities and cash flow from operating activities per share as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow and adjusted funds flow per share to analyze operating performance and leverage and considers adjusted funds flow and adjusted funds flow per share to be key measures as they demonstrate the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The

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reconciliation between cash flow from operating activities and adjusted funds flow can be found in the MD&A. Adjusted funds flow per share is calculated using the weighted average number of common shares for the period.
(3) Operating netbacks and total capital expenditures – net are considered non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.
(4) Total net debt is considered to be a capital performance measure and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, long-term risk management liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Convertible Debentures (liability component), current Credit Facilities, Credit Facilities and Senior Notes (as defined below). The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of decommissioning liabilities and the current Credit Facilities. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in this MD&A.
(5) Total revenue is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Management believes this measure is a useful supplementary measure of the revenue generated by the Company.
(6) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(7) Fully diluted common shares outstanding for the three months and year ended December 31, 2017 were 57,172,998 (2016: 58,063,029). This includes 1,622,132 (2016: 2,573,024) of share options outstanding and 6,172,840 (2016: 6,172,840) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.
(8) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.

2017 Fourth Quarter and Annual 2017 Financial and Operational Results
SALES VOLUMES
Sales volumes for the three months ended December 31, 2017 increased by 16% to an average of 37,077 boe/d compared to 31,888 boe/d in the fourth quarter of 2016. Production volumes in the fourth quarter of 2017 remained consistent with third quarter 2017 levels, concluding a strong full year achievement from the 2017 capital program. Total sales volumes between the three months ended December 31, 2017 and December 31, 2016 increased as a result of production volumes added through strong results from development drilling in 2017 in the Spirit River liquids rich natural gas play which more than offset natural volume declines and non-core dispositions of approximately 6,300 boe/d completed between the fourth quarter of 2016 and the third quarter of 2017.
Sales volumes for the year ended December 31, 2017 increased by 3% to an average of 36,872 boe/d compared to 35,677 boe/d in the 2016 year. The full year 2017 average production of 36,872 boe/d (74% natural gas weighted) surpassed the Company’s 2017 revised average annual guidance (mid-point) estimate of 36,000 boe/d. Bellatrix focused operational activity in 2017 on optimizing existing assets, offsetting base declines, mitigating downtime and enhancing cash flow. Several properties were evaluated and subsequently shut-in or converted to seasonal operations to improve overall corporate netbacks with minimal volume impact. By improving wellbore dynamics through optimization projects, daily rates were maximized and base production declines have flattened. Gathering system and facility optimization was achieved through system modelling and subsequent redirection of hydrocarbon flows which have maximized deliverability of production volumes and netbacks throughout the Company’s gathering system. These volumes were partially offset by the impact of system-wide curtailments of take-away capacity on the Nova Gas Transmission Ltd. (the "NGTL") system, third party plant constraints, natural production declines and the impact of non-core asset dispositions completed between the fourth quarter of 2016 and the third quarter of 2017.

Utilization remained strong at the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”) with an average utilization rate of 99% in 2017.  The Alder Flats Plant continues to provide strategic benefits to Bellatrix including reduced operating costs, improved deep-cut liquids extraction, and reliability of processing including the ability to re-direct additional natural gas volumes during periods of third party facility constraints and unplanned downtime. Completion of Phase 2 of the Alder Flats Plant will add an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest and improve revenue generation through additional higher margin natural gas liquids (“NGL”) extraction, resulting in an improvement in the Company’s average corporate liquid weighting to approximately 26% in 2018.

Bellatrix maintains several long term firm transportation (“FT”) agreements, ensuring market egress for current and forecast production, representing approximately 120% of current gross operated natural gas volumes at multiple receipt points on the NGTL system. The NGTL system has experienced, and is expected to experience further curtailments of both interruptible and firm service capacity as the operator continues work to expand capacity along the system. Having secured excess FT relative to Bellatrix's current production levels, these recent system wide curtailments have had minimal impact on Bellatrix's ability to deliver volumes in 2017.

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Sales Volumes
		Three months ended December 31,		Year ended December 31,
		2017	2016	2017	2016
Crude oil and condensate	(bbl/d)	2,043	2,798	2,240	3,417
NGLs (excluding condensate)	(bbl/d)	7,559	6,195	6,952	6,518
Total crude oil, condensate and NGLs	(bbl/d)	9,602	8,993	9,192	9,935
Natural gas	(mcf/d)	164,848	137,372	166,078	154,453
Total sales volumes (6:1 conversion)	(boe/d)	37,077	31,888	36,872	35,677
Crude oil, condensate and NGL sales volumes increased by 7% in the fourth quarter of 2017, averaging 9,602 bbl/d compared to 8,993 bbl/d in the same period in 2016. Crude oil, condensate and NGL sales volumes decreased by 7% in the year ended December 31, 2017, averaging 9,192 bbl/d compared to 9,935 bbl/d in the same period of 2016. Sales of natural gas averaged 164.8 MMcf/d during the three months ended December 31, 2017, compared to 137.4 MMcf/d in the same period in 2016, an increase of 20%. Natural gas sales volumes increased 8% to 166.1 MMcf/d during the year ended December 31, 2017, compared to 154.5 MMcf/d in the same period in 2016. In 2017, the Company focused drilling activity on the Spirit River liquids-rich natural gas play, as well as capital investment in optimization activities to mitigate natural declines.
DRILLING ACTIVITY

	Three months ended December 31, 2017			Three months ended December 31, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River liquids-rich natural gas	2	1.9	100%	5	5.0	100%
Total	2	1.9	100%	5	5.0	100%

DRILLING ACTIVITY
	Year ended December 31, 2017			Year ended December 31, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate
Ellerslie	4	1.6	100%	—	—	—
Cardium oil	3	3.0	100%	—	—	—
Spirit River liquids-rich natural gas	26	19.3	100%	19	12.9	100%
Total	33	23.9	100%	19	12.9	100%
During the fourth quarter of 2017, Bellatrix drilled 2 gross (1.9 net) Spirit River liquids rich natural gas wells. In the year ended December 31, 2017 Bellatrix drilled and/or participated in 26 gross (19.3 net) Spirit River liquids rich natural gas wells, 3 gross (3.0 net) Cardium wells, and 4 gross (1.6 net) non-operated Ellerslie liquids rich natural gas wells. Seven of the wells drilled in the third quarter of 2017 were completed and brought on production in the fourth quarter. The Company continues to focus capital investment in its low cost Spirit River natural gas play and to take advantage of processing capacity at the Alder Flats Plant. Bellatrix’s drilling activity in 2017 was weighted 97% towards liquids rich natural gas wells and 3% towards oil wells.
By comparison, during the fourth quarter of 2016, Bellatrix drilled 5 gross (5.0 net) Spirit River liquids-rich gas wells. In the year ended December 31, 2016, Bellatrix drilled and/or participated in 19 gross (12.9 net) Spirit River liquids-rich gas wells. Bellatrix's drilling activity in 2016 was weighted 100% towards liquids rich natural gas wells.

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COMMODITY PRICES

Average Commodity Prices
	Three months ended December 31,			Year ended December 31,
	2017	2016	% Change	2017	2016	% Change
Crude oil:
WTI (US$/bbl)	55.40	49.29	12	50.95	43.32	18
Canadian Light crude blend ($/bbl)	65.68	60.76	8	61.85	52.79	17
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	69.64	58.12	20	62.93	48.41	30
NGLs (excluding condensate)	27.68	18.87	47	21.52	13.14	64
Total crude oil and NGLs	36.61	31.08	18	31.61	25.27	25
Crude oil and condensate (including risk management (1))	33.98	57.46	(41)	30.50	47.81	(36)

Natural gas:
NYMEX (US$/mmbtu)	2.93	2.98	(2)	3.11	2.46	26
AECO daily index (CDN$/mcf)	1.69	3.09	(45)	2.16	2.16	—
AECO monthly index (CDN$/mcf)	1.96	2.81	(30)	2.43	2.09	16
Bellatrix’s average realized prices ($/mcf)
Natural gas	1.79	3.29	(46)	2.27	2.27	—
Natural gas (including risk management)	2.70	3.13	(14)	2.85	2.64	8

Exchange rate (CDN$/US$1.00)	1.2705	1.3347	(5)	1.2966	1.3241	(2)
(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
Alberta natural gas prices faced significant headwinds in the fourth quarter of 2017 compared to the fourth quarter of 2016 but prices increased compared to the third quarter of 2017, given a cold start to the winter heating season. Increased Alberta gas production ran up against export capacity constraints and has producers competing for a flat growth market in Alberta. United States gas prices in the fourth quarter showed some volatility as the winter heating season started strongly in November with NYMEX gas prices trading as high as US$3.18/MMMBtu before a warming trend dropped December prices. Overall, the NYMEX averaged US$2.93/MMBtu in the fourth quarter and averaged US$3.11/MMBtu in 2017, an increase from the 2016 average of US$2.46/MMBtu. Total United States natural gas production continued to grow at a rapid pace throughout 2017 and established new highs for United States domestic production. Total United States natural gas exports (excluding Canada) continued to grow through 2017, attributed to growing liquefied natural gas (“LNG”) shipments and increased exports to Mexico.
Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the fourth quarter of 2017, the AECO daily reference price decreased by 45% and the AECO monthly reference price decreased by approximately 30% compared to the fourth quarter of 2016. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the fourth quarter of 2017 decreased by 46% to $1.79/mcf compared to $3.29/mcf in the same period in 2016. Bellatrix’s natural gas average price after including commodity price risk management contracts for the three months ended December 31, 2017 averaged $2.70/mcf compared to $3.13/mcf in the comparative 2016 period. Despite the low prices in the second half of the year, the AECO daily reference price was about 26% higher and the AECO monthly reference price was consistent with 2016 indexed prices. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the 2017 year was equal to 2016 at $2.27/mcf. Bellatrix’s natural gas average price after including commodity price risk management contracts for the year ended December 31, 2017 averaged $2.85/mcf compared to $2.64/mcf in 2016.
Bellatrix has diversified its natural gas price exposure through sales contracts that give the Company access to the Dawn, Chicago, and Malin natural gas pricing hubs. This long-term diversification strategy reduces Bellatrix's exposure to AECO pricing on approximately 26% of the Company's forecast 2018 natural gas volumes. In the first quarter of 2018, the Company increased its market diversification strategy into the Chicago and Dawn markets by approximately 15 MMcf/d into each market. The new sales begin November 2018 and continue until October 2020.  Bellatrix has 66.1 MMcf/d of its 2018 natural gas volumes hedged at an average fixed price of approximately $3.06/mcf; representing approximately 40% of forecast 2018 natural gas volumes. In combination, the market diversification sales and fixed price hedges cover approximately 67% of natural gas volumes in 2018 and reduces Bellatrix's exposure to AECO pricing.

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Global crude oil prices strengthened in the fourth quarter of 2017 as the Organization of the Petroleum Exporting Countries (“OPEC”) members agreed to extend production cuts to support higher crude prices. This collaborative effort between OPEC and non-OPEC producing countries provided support to oil prices with cuts aimed at stabilizing the global supply/demand balance and reducing robust levels of global crude product inventories. The production cut announcements drove an increase in WTI pricing to close US$60.42/bbl at December 2017, up from the low point in the second quarter of 2017 of US$42.31/bbl.
In the fourth quarter of 2017 Bellatrix realized an average price of $69.64/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 20% from the average price of $58.12/bbl received in the fourth quarter of 2016. WTI crude oil benchmark price increased by 15% between the third and fourth quarters of 2017. The WTI/Canadian Light sweet differential remained in a historically tight range, averaging -US$1.14/bbl for the quarter. During the year ended December 31, 2017, Bellatrix realized an average price for crude oil and condensate of $62.93/bbl before commodity price risk management contracts, an increase of 30% from the average price of $48.41/bbl received in the 2016 year. Bellatrix’s average realized price for NGLs (excluding condensate) increased by 47% to $27.68/bbl during the fourth quarter of 2017, compared to $18.87/bbl received in the comparative 2016 period. NGL pricing in Western Canada improved significantly through the fourth quarter of 2017 given stronger underlying light oil prices and improved individual market conditions for propane and butane products. Cold weather at the start of the fourth quarter of 2017 kept North American propane demand firm, while exports helped materially reduce robust storage levels resulting in much stronger propane prices through the fourth quarter of 2017. Butane prices also firmed materially in the fourth quarter of 2017, both in absolute terms and as a percentage of light oil, given strong gasoline blending demand and export demand. Bellatrix’s average realized price for NGLs (excluding condensate) increased by 64% to $21.52/bbl during the 2017 year, compared to $13.14/bbl received in 2016.
The average CDN$/US$1.00 foreign exchange rate decreased by 5% to 1.2705 for the quarter ended December 31, 2017, compared to an average rate of 1.3347 in the same period of 2016 and decreased by 2% to 1.2966 for the year ended December 31, 2017 from an average rate of 1.3241 in 2016. The Canadian dollar weakened relative to the U.S. dollar in the fourth quarter of 2017, as the US dollar was aided by strong economic data and the approval of the new tax reform bill. Subsequent to December 31, 2017, strong Canadian economic data supported the Bank of Canada's decision to increase interest rates earlier than market expectations, which has resulted in the strengthening of the Canadian dollar relative to the US dollar.
REVENUE
Total revenue of $60.9 million for the three months ended December 31, 2017 decreased by 10% compared to $67.9 million realized in the fourth quarter of 2016. The lower total revenue realized in the fourth quarter of 2017 compared to 2016 was primarily attributable to a 24% decline in realized average commodity prices, offset by a 16% increase in sales volumes in the period. Bellatrix’s total revenue was $249.4 million for the year ended December 31, 2017, an increase of 9% compared to $227.9 million realized in the year ended December 31, 2016. The increase in total revenue in the year ended December 31, 2017 compared to 2016 was a result of a 7% increase in realized average commodity prices as well as a 3% increase in sales volumes. Other income decreased in 2017 as a result of the disposition of certain production facilities in 2016 and working interest in the Alder Flats Plant.
Crude oil and NGL revenue before other income, royalties and commodity price risk management contracts for the three months ended December 31, 2017 increased by 26% to $32.3 million from $25.7 million realized during the same period in 2016. The increase in revenue realized between the periods was the result of an 18% increase in realized crude oil, condensate and NGL prices as well as a 7% increase in associated sales volumes. For the 2017 year, Bellatrix realized crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts of $106.1 million, a 15% increase from $91.9 million realized in 2016. The increase in revenue realized between the years was the result of a 25% increase in average crude oil, condensate and NGL prices, offset partially by a 7% decrease in associated sales volumes between periods.
For the three months and year ended December 31, 2017, total crude oil, condensate and NGL revenues contributed 54% and 43% of petroleum and natural gas sales, respectively, compared to 38% and 42% in the comparable 2016 periods.
Natural gas revenue before other income, royalties and commodity price risk management contracts decreased by 35% in the fourth quarter of 2017 to $27.1 million from $41.6 million during the same period in 2016. This was a result of a 46% decrease in average realized natural gas prices, partially offset by a 20% increase in associated sales volumes between the periods. For the year ended December 31, 2017, natural gas revenue before other income, royalties and commodity price risk management contracts was $137.8 million, an increase of 7% from $128.2 million realized in the 2016 year. The increase in revenue realized was attributable to an 8% increase in natural gas production volumes, as prices remained flat between the 2017 and 2016 years.

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Revenue
	Three months ended December 31,		Year ended December 31,
($000s)	2017	2016	2017	2016
Crude oil and condensate	13,089	14,960	51,448	60,546
NGLs (excluding condensate)	19,252	10,752	54,602	31,352
Crude oil and NGLs	32,341	25,712	106,050	91,898
Natural gas	27,073	41,614	137,775	128,226
Petroleum and natural gas sales	59,414	67,326	243,825	220,124
Other income (1)	1,483	581	5,574	7,750
Total revenue	60,897	67,907	249,399	227,874
(1) Other income primarily consists of processing and other third party income.
COMMODITY PRICE RISK MANAGEMENT
The Company has a commodity price risk management policy which permits management to use various commodity price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of 36 months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to adjusted funds flow, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.
As at December 31, 2017, the Company has entered into commodity price risk management arrangements as follows:
Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	January 1, 2018 to December 31, 2018	75,000 GJ/d	$2.69	CDN	AECO
Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	Financial	April 1, 2018 to October 31, 2018	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX
NGL fixed differential arrangements

Type		Period	Volume	Fixed Differential	Index
Propane	Financial	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane
Crude oil fixed price arrangements

Type		Period	Volume	Price		Index
Oil	Financial	January 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14	CDN	WTI - NYMEX
When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts is reflected in its financial statements as an unrealized asset or liability. Fair value is based on the estimated amount that would have been received or paid, after any adjustments for credit risk, to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Statements of Profit (Loss) and Comprehensive Income (Loss).

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The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended December 31, 2017 and 2016:

Commodity contracts
Three months ended December 31, 2017
($000s)	Crude Oil	Natural Gas	NGL's	Total
Realized cash gain (loss) on contracts	—	13,848	(2,324)	11,524
Unrealized gain (loss) on contracts (1)	(1,550)	7,246	1,630	7,326
Total gain (loss) on commodity contracts	(1,550)	21,094	(694)	18,850
(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Commodity contracts
Three months ended December 31, 2016
($000s)	Crude Oil	Natural Gas	NGL's	Total
Realized cash gain (loss) on contracts	(170)	(2,070)	—	(2,240)
Unrealized gain (loss) on contracts (1)	219	(25,525)	—	(25,306)
Total gain (loss) on commodity contracts	49	(27,595)	—	(27,546)
(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.
The following are summaries of the gain (loss) on commodity price risk management contracts for years ended December 31, 2017 and 2016:

Commodity contracts
Year ended December 31, 2017
($000s)	Crude Oil	Natural Gas	NGL's	Total
Realized cash gain (loss) on contracts	—	35,048	(3,724)	31,324
Unrealized gain (loss) on contracts (1)	(1,550)	49,706	(2,918)	45,238
Total gain (loss) on commodity contracts	(1,550)	84,754	(6,642)	76,562
 (1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Commodity contracts
Year ended December 31, 2016
($000s)	Crude Oil	Natural Gas	NGL's	Total
Realized cash gain (loss) on contracts	(754)	20,646	—	19,892
Unrealized gain (loss) on contracts (1)	390	(29,915)	—	(29,525)
Total gain (loss) on commodity contracts	(364)	(9,269)	—	(9,633)
 (1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.
ROYALTIES
Bellatrix pays royalties to the respective provincial governments and landowners where it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta.
In 2017, the Government of Alberta implemented the Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10 year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. The MRF includes the replacement of royalty credits and holidays on conventional wells through a drilling and completion cost allowance based on a revenue minus cost framework, a post-payout royalty rate based on commodity prices, and the reduction of royalty rates for mature wells. For wells drilled prior to 2017

Bellatrix Exploration Ltd.	8

in Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs.
In the fourth quarter of 2017, the Company incurred $6.1 million in royalties, compared to $7.7 million in the fourth quarter of 2016. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 11% in the three months ended December 31, 2017, and 12% in the comparative 2016 period. Reduced average corporate royalty rates period over period reflect the impact from dispositions of higher royalty rate properties and the changes in commodity prices.
For the year ended December 31, 2017, royalties incurred totaled $24.0 million compared to $18.6 million incurred in the 2016 year. Overall royalties as a percentage of revenue (after transportation costs) in 2017 were 11% compared to 9% in 2016. Higher average corporate royalties in 2017 reflect the impact from higher crude oil and NGL commodity prices, as well as decreased gas cost allowance (“GCA”) credits in 2017 resulting from the infrastructure and facilities dispositions in 2016.

Royalties by Commodity Type
	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2017	2016	2017	2016
Crude oil, condensate, and NGLs	5,804	5,716	22,365	19,303
$/bbl	6.57	6.91	6.67	5.31
Average crude oil, condensate and NGL royalty rate (%)	18	22	21	21

Natural Gas	263	2,023	1,596	(667)
$/mcf	0.02	0.16	0.03	(0.01)
Average natural gas royalty rate (%)	1	5	1	(1)
Total	6,067	7,739	23,961	18,636
Total $/boe	1.78	2.64	1.78	1.43
Average total royalty rate (%)	11	12	11	9

Royalties by Type
	Three months ended December 31,		Year ended December 31,
($000s)	2017	2016	2017	2016
Crown and IOGC royalties	3,293	2,167	15,489	7,132
Freehold & GORR	2,774	5,572	8,472	11,504
Total	6,067	7,739	23,961	18,636
The Company’s crude oil, condensate, NGL, and natural gas royalties were impacted by wells drilled on lands with higher Indian Oil and Gas Canada (“IOGC”) royalty and dispositions of properties with higher freehold and gross overriding royalty ("GORR") rates in 2016 and 2017.
EXPENSES

	Three months ended December 31,		Year ended December 31,
($000s)	2017	2016	2017	2016
Production	26,657	31,021	111,816	113,589
Transportation	6,537	3,143	23,549	12,108
Royalties	6,067	7,739	23,961	18,636
General and administrative	8,761	5,038	29,377	19,919
Interest and financing charges (1)	9,628	11,201	37,953	46,350
Share-based compensation	(630)	1,113	532	3,784
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

Bellatrix Exploration Ltd.	9

EXPENSES PER BOE

	Three months ended December 31,		Year ended December 31,
($/boe)	2017	2016	2017	2016
Production	7.81	10.57	8.31	8.70
Transportation	1.92	1.07	1.75	0.93
Royalties	1.78	2.64	1.78	1.43
General and administrative	2.57	1.72	2.18	1.53
Interest and financing charges (1)	2.82	3.82	2.82	3.55
Share-based compensation	(0.18)	0.38	0.04	0.29
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
PRODUCTION EXPENSES
Production expenses for the three months and year ended December 31, 2017 totaled $26.7 million ($7.81/boe) and $111.8 million ($8.31/boe) compared to $31.0 million ($10.57/boe) and $113.6 million ($8.70/boe) in the comparative 2016 periods, respectively. Production expenses in the fourth quarter of 2017 remained consistent with the third quarter of 2017 of $27.2 million ($7.84/boe). The variance in production expense on a per boe basis between the fourth quarter and year ended December 31, 2017 and the comparative periods in 2016, are a result of continued cost suppression activity focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services. Bellatrix executed a strong optimization program in 2017, resulting in mitigation of downtime, moderating base declines and reducing production expenses. Production expenditures for 2017 averaged $8.31/boe, below the revised full year guidance of $8.50/boe.
Bellatrix has set a production expenditure guidance range of $7.50/boe to $7.90/boe for 2018, which represents a 5% to 10% decrease on a per unit basis compared to the $8.31/boe production expenses incurred in the 2017 year. Completion of Phase 2 of the Alder Flats Plant will add an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest, and forecasted 2018 production is expected to deliver a reduction in operating costs.

Production Expenses by Commodity Type
	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2017	2016	2017	2016
Crude oil, condensate and NGLs	7,047	8,545	28,143	30,977
$/bbl	7.98	10.33	8.39	8.52

Natural gas	19,610	22,476	83,673	82,612
$/mcf	1.29	1.78	1.38	1.46
Total production expenses	26,657	31,021	111,816	113,589
Total $/boe	7.81	10.57	8.31	8.70
TRANSPORTATION
Transportation expenses for the three months and year ended December 31, 2017 were $6.5 million ($1.92/boe) and $23.5 million ($1.75/boe) compared to $3.1 million ($1.07/boe) and $12.1 million ($0.93/boe) in the same periods in 2016, respectively. The increase in transportation costs per boe in the year ended December 31, 2017 compared to the same period of 2016 was primarily due to secured transportation agreements previously entered into for Phase 2 of the Alder Flats Plant which were based on the initial expected start-up date for the expansion in 2017.  Due to the deferred start-up of Phase 2 relative to initial plans, Bellatrix maintains excess transportation capacity for the months leading up to its expected start up in the second quarter of 2018.  Upon completion of the Phase 2 plant expansion, Bellatrix expects to utilize the additional transportation capacity thereby reducing transportation costs on a per boe basis.

Bellatrix Exploration Ltd.	10

OPERATING NETBACK

Operating Netback – Corporate
	Three months ended December 31,		Year ended December 31,
($/boe)	2017	2016	2017	2016
Total Revenue (1)	17.85	23.15	18.53	17.45
Production	(7.81)	(10.57)	(8.31)	(8.70)
Transportation	(1.92)	(1.07)	(1.75)	(0.93)
Royalties	(1.78)	(2.64)	(1.78)	(1.43)
Operating netback(2)	6.34	8.87	6.69	6.39
Risk management gain (loss) (3)	3.38	(0.76)	2.33	1.52
Operating netback after risk management	9.72	8.11	9.02	7.91
(1) Total Revenue includes petroleum and natural gas sales and other income.
(2) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and production expenses from total revenue.
(3) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
During the three months ended December 31, 2017, the Company’s corporate operating netback, before commodity risk management contracts, decreased by 29% to $6.34/boe compared to $8.87/boe in the fourth quarter of 2016. The reduced netback realized in the fourth quarter of 2017 was primarily the result of 24% lower average realized combined commodity prices offset by a 16% increase in sales volumes and increased transportation expenses and is partially offset by decreased production and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended December 31, 2017 was $9.72/boe compared to $8.11/boe in the fourth quarter of 2016.
For the year ended December 31, 2017, the corporate operating netback before commodity risk management contracts was $6.69/boe, an increase of 5% compared to $6.39/boe in 2016. The increased netback realized in 2017 was primarily the result of 7% higher average realized combined commodity prices and decreased production expenses, partially offset by increased transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the year ended December 31, 2017 was $9.02/boe compared to $7.91/boe in 2016.

Operating Netback – Crude Oil, Condensate, and NGLs
	Three months ended December 31,		Year ended December 31,
($/bbl)	2017	2016	2017	2016
Sales	36.61	31.08	31.61	25.27
Production	(7.98)	(10.33)	(8.39)	(8.52)
Transportation	(4.54)	(0.27)	(3.73)	(0.35)
Royalties	(6.57)	(6.91)	(6.67)	(5.31)
Operating netback (1)	17.52	13.57	12.82	11.09
Risk management gain (loss) (2)	(2.63)	(0.21)	(1.11)	(0.21)
Operating netback after risk management	14.89	13.36	11.71	10.88
(1) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and production expenses from total revenue.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the fourth quarter of 2017 averaged $17.52/bbl, an increase of 29% from the $13.57/bbl realized during the same period in 2016. The increase between the periods was primarily a result of 18% stronger crude oil, condensate and NGL commodity prices and a decrease in production and royalty expenses, offset partially by increased transportation expenses. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the three months ended December 31, 2017 was $14.89/bbl compared to $13.36/bbl in the same period in 2016.
The operating netback for crude oil, condensate, and NGLs increased by 16% to $12.82/bbl for the year ended December 31, 2017, from $11.09/bbl realized in the 2016 year. The higher netback was primarily attributable to 25% stronger crude oil, condensate, and NGL commodity prices and decreased production expenses, partially offset by higher transportation and royalty expenses. After

Bellatrix Exploration Ltd.	11

including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the year ended December 31, 2017 was $11.71/bbl compared to $10.88/bbl in 2016.

Operating Netback – Natural Gas
	Three months ended December 31,		Year ended December 31,
($/mcf)	2017	2016	2017	2016
Sales	1.79	3.29	2.27	2.27
Production	(1.29)	(1.78)	(1.38)	(1.46)
Transportation	(0.17)	(0.23)	(0.18)	(0.19)
Royalties	(0.02)	(0.16)	(0.03)	0.01
Operating netback (1)	0.31	1.12	0.68	0.63
Risk management gain (loss) (2)	0.91	(0.16)	0.58	0.37
Operating netback after risk management	1.22	0.96	1.26	1.00
(1) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and production expenses from total revenue. The detailed calculations of operating netbacks are found in the MD&A.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback for natural gas before commodity price risk management contracts during the fourth quarter of 2017 of $0.31/mcf was 72% lower than the $1.12/mcf recorded in the same period in 2016. The reduction to the realized netback between the fourth quarters of 2017 and 2016 was driven by a 46% decrease in natural gas prices offset by reductions in production, transportation and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the fourth quarter of 2017 was $1.22/mcf compared to $0.96/mcf in the same period in 2016.
For the year ended December 31, 2017, the operating netback for natural gas was $0.68/mcf, an increase of 8% from $0.63/mcf realized in 2016. The higher netback between the years reflected flat prices, lower production and transportation expenses, partially offset by higher royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the year ended December 31, 2017 was $1.26/mcf compared to $1.00/mcf in the 2016 year.
GENERAL AND ADMINISTRATIVE
Bellatrix incurred higher gross general and administrative (“G&A”) expenses (before capitalized G&A and recoveries) in the fourth quarter and the year ended December 31, 2017 when compared to the same periods of 2016 by 45% and 28%, respectively. Net G&A expenses (after capitalized costs and recoveries) for the three months and year ended December 31, 2017 were $8.8 million ($2.57/boe) and $29.4 million ($2.18/boe) compared to $5.0 million ($1.72/boe) and $19.9 million ($1.53/boe) in the comparative 2016 periods, an increase of 74% and 47%, respectively. The overall increase to net G&A for the year ended December 31, 2017 compared to the same period in 2016 was primarily attributable to an increase in gross G&A expenses related to executive changes.

General and Administrative Expenses
	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2017	2016	2017	2016
Gross expenses	12,210	8,428	43,638	33,547
Capitalized	(1,770)	(1,577)	(7,594)	(7,027)
Recoveries	(1,679)	(1,813)	(6,667)	(6,601)
G&A expenses	8,761	5,038	29,377	19,919
G&A expenses, per unit ($/boe)	2.57	1.72	2.18	1.53
INTEREST AND FINANCING CHARGES
For the three months and year ended December 31, 2017, Bellatrix recorded $9.6 million ($2.82/boe) and $38.0 million ($2.82/boe) of interest and financing charges related to the Credit Facilities, Convertible Debentures and Senior Notes (each as defined below), compared to $11.2 million ($3.82/boe) and $46.4 million ($3.55/boe) during the same periods in 2016, respectively.

Bellatrix Exploration Ltd.	12

The decrease in interest and financing charges in the three months and year ended December 31, 2017 compared to 2016 was primarily attributed to reduced interest expense resulting from the material reduction in amounts outstanding on Credit Facilities throughout 2016 and 2017.

Interest and Financing Charges (1)
	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2017	2016	2017	2016
Interest on Credit Facilities	779	2,124	2,194	13,516
Interest on Convertible Debentures	1,383	1,313	5,381	2,063
Interest on Senior Notes	7,466	7,764	30,378	30,771
Interest and financing charges	9,628	11,201	37,953	46,350
Interest and financing charges ($/boe)	2.82	3.82	2.82	3.55
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
Bellatrix’s total net debt at December 31, 2017 of $420.8 million represents an increase of $24.6 million from the December 31, 2016 level of $396.2 million. Total net debt at December 31, 2017 of $420.8 million included $52.1 million of Credit Facilities, $39.4 million of Convertible Debentures (liability component), $305.4 million of Senior Notes (includes $22.1 million of unrealized foreign exchange gain recognized on the mark-to-market of the United States dollar denominated Senior Notes in the year ended December 31, 2017), and an adjusted working capital deficiency of $23.9 million.

Reconciliation of Total Liabilities to Total Net Debt
	As at December 31,
($000s)	2017	2016
Total liabilities per financial statements	566,901	590,312
Current liabilities (excluding current Credit Facilities amounts )	(100,489)	(118,695)
Decommissioning liabilities	(58,687)	(62,844)
Other deferred liabilities	(7,402)	(24,873)
Risk management contract liability	(3,422)	(2,646)

Long term loans receivable	—	(8,775)

Adjusted working capital
Current assets	(81,291)	(54,979)
Current liabilities	100,489	137,838
Current Credit Facilities amounts	—	(19,143)
Current portion of other deferred liabilities	(20,790)	(26,064)
Current portion of decommissioning liability	(1,924)	—
Current portion of risk management contract asset	31,910	—
Current portion of risk management contract liability	(4,468)	(13,936)
	23,926	23,716
Total net debt (1)	420,827	396,195
Convertible Debentures (liability component)	(39,426)	(37,420)
Net debt (1)	381,401	358,775
(1) Total net debt is considered to be a capital performance measure and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Convertible Debentures (liability component), current Credit Facilities, Credit Facilities and Senior Notes. The adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management assets and liabilities, current portion of other deferred liabilities, current portion of decommissioning liability and the current Credit Facilities. Net debt excludes the liability component of the Convertible Debentures.

Bellatrix Exploration Ltd.	13

SHARE-BASED COMPENSATION
Bellatrix has an Award Incentive Plan (the “Award Plan”) where the Company may grant restricted awards (“RAs”) and performance awards (“PAs”) to officers, employees, and other service providers. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times. Under Bellatrix’s Deferred Share Unit Plan, the Company may grant deferred share units ("DSUs") to non-employee directors.
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. The number of outstanding share options, DSUs, RAs and PAs have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio.
The following table summarizes the DSUs, RAs, and PAs movement for the year ended December 31, 2017:

	Share Options	DSUs	RAs	PAs
Balance, December 31, 2016	2,573,024	377,667	426,395	303,335
Granted	185,000	260,381	652,740	370,000
Exercised	(877,956)	(120,150)	(175,833)	(61,920)
Forfeited	(257,936)	—	(79,815)	(38,360)
Balance, December 31, 2017	1,622,132	517,898	823,487	573,055

The following table provides a summary of the Company’s share-based compensation plans for the three months and year ended December 31, 2017 and December 31, 2016.

	Three months ended December 31,		Year ended December 31,
($000s)	2017	2016	2017	2016
Share options expense	159	635	1,074	2,565
DSUs expense (recovery)	(694)	94	(583)	834
RAs expense (recovery)	(24)	254	178	241
PAs expense (recovery)	(71)	130	(137)	144
Share-based compensation expense (recovery)	(630)	1,113	532	3,784
Lower share-based compensation expense in the year ended December 31, 2017 compared to the year ended December 31, 2016 is a result of a decrease in the Company’s share price offset by amortization of awards issued in 2017.
DEPLETION AND DEPRECIATION
Depletion and Depreciation
Depletion and depreciation expense for the three months and year ended December 31, 2017, was $27.8 million ($8.15/boe) and $120.7 million ($8.96/boe) compared to $26.9 million ($9.16/boe) and $136.5 million ($10.45/boe), recognized in the comparative 2016 periods, respectively. The decrease in the Company’s depletion and depreciation expense, on a per boe basis between the periods, can be attributed to the lower capital cost base stemming from the non-core asset dispositions in 2017 and the fourth quarter of 2016 and increased reserve base in 2017 from the 2017 successful execution of the drilling capital program.
For the year ended December 31, 2017, Bellatrix has included a total of $832 million (2016: $950 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $46.6 million (2016: $46.0 million) for estimated salvage in the depletion and depreciation calculations.

Depletion and Depreciation
	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2017	2016	2017	2016
Depletion and Depreciation	27,797	26,886	120,652	136,518
Depletion and Depreciation per unit ($/boe)	8.15	9.16	8.96	10.45

Bellatrix Exploration Ltd.	14

IMPAIRMENT LOSS (REVERSAL) AND (GAIN) LOSS ON DISPOSITIONS

Impairment Loss (Reversal) and (Gain) Loss on Dispositions
	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2017	2016	2017	2016
Impairment loss (reversal) - E&E and PP&E	13,150	(264,000)	13,150	(264,000)
(Gain) loss on dispositions (1)	(126)	171,584	56,672	170,667
Impairment loss (reversal) and (gain) loss on dispositions	13,024	(92,416)	69,822	(93,333)
(1) Refer to the “Capital Expenditures” section in the MD&A for further discussion on (gain) loss on dispositions
Impairment Loss (Reversal)
Exploration & Evaluation Assets
As at December 31, 2016 and 2017, Bellatrix did not identify indicators of impairment or impairment reversal with respect to its Exploration and Evaluation (“E&E”) assets.
Property, Plant and Equipment
Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on all of the Company’s Cash Generated Units ("CGUs"). At December 31, 2017, impairment indicators were identified for the Company’s non-core North Alberta CGU and non-core South Alberta CGU, primarily as a result of a lack of active capital development plans in the CGUs. No impairment indicators were identified in the Company’s core Central Alberta CGU in 2017.
For the year ended December 31, 2017, a non-cash impairment loss of $12.2 million was recognized in the Company’s non-core North Alberta CGU. The estimated recoverable amount of the North Alberta CGU as at December 31, 2016 was $5.3 million. A non-cash impairment loss of $1.0 million was recognized in the Company’s non-core South Alberta CGU. The estimated recoverable amount of the South Alberta CGU was $1.4 million.
The recoverable amount of the North Alberta and South Alberta CGUs as at December 31, 2017 was determined using a value in use ("VIU") approach, as Bellatrix determined that VIU was greater than fair value less costs to sell ("FVLCS"). VIU was calculated as the net present value of the before-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by Bellatrix’s independent reserve evaluator at December 31, 2017, adjusted for the net present value of the before-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves.
The value in use of each CGU was based on before-tax discount rates ranging from 15-20%.
A 1% increase to the discount rates applied in the impairment calculation for the North Alberta CGU and South Alberta CGU would result in an increase in impairment loss of approximately $0.3 million and $0.1 million, respectively for the year ended December 31, 2017, whereas a 1% decrease to the discount rates applied would result in a corresponding decrease to the impairment loss recognized.
For the year ended December 31, 2016, a non-cash impairment reversal of $307.0 million was recognized in the Company’s core Central Alberta CGU, representing the maximum amount of impairment reversal able to be taken based on prior impairment loss less depletion and dispositions. The estimated recoverable amount of the Central Alberta CGU as at December 31, 2016 was $1.3 billion. A non-cash impairment loss of $43 million was recognized in the Company's non-core South Central CGU. The estimated recoverable amount of the South Central CGU was $64 million. No impairment was recognized in the Company's non-core North Alberta and South Alberta CGUs in 2016.
FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its United States dollar denominated Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as the Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

Bellatrix Exploration Ltd.	15

	Three months ended December 31,		Year ended December 31,
($000s)	2017	2016	2017	2016
Realized gain (loss) on foreign exchange	(313)	(228)	(797)	277
Unrealized gain (loss) on foreign exchange (1) (2)	(364)	(7,411)	22,165	9,939
Unrealized gain (loss) on foreign exchange contracts	212	1,005	(3,867)	(2,021)
Gain (loss) on foreign exchange	(465)	(6,634)	17,501	8,195
(1) Exchange rate (CDN$/US$1.00) at December 31, 2017 was 1.2518.
(2) Exchange rate (CDN$/US$1.00) at December 31, 2016 was 1.3427.
For the three months ended December 31, 2017, Bellatrix recorded a foreign exchange loss of $0.5 million (2016: $6.6 million loss) due to the impact of the change in the CDN$/US$ exchange rate at December 31, 2017 compared to September 30, 2017 (CDN$/US$1.00 was 1.251 at September 30, 2017) on the Company’s United States dollar denominated Senior Notes. The change in rate resulted in an unrealized loss of $0.4 million in the three months ended December 31, 2017 (2016: $7.4 million loss), partially offset by the change in the fair value of its United States foreign exchange forward contract which resulted in an unrealized gain of $0.2 million (2016: 1.0 million gain).
For the year ended December 31, 2017, Bellatrix recorded a foreign exchange gain of $17.5 million (2016: $8.2 million gain). This was due to the impact of the change in the CDN$/US$ exchange rate at December 31, 2017 compared to December 31, 2016 on the Company’s United States dollar denominated Senior Notes. The change in rate resulted in an unrealized gain of $22.2 million in the year ended December 31, 2017 (2016: $9.9 million gain), partially offset by the change in the fair value of its United States foreign exchange forward contract which resulted in an unrealized loss of $3.9 million (2016 $2.0 million loss).
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.
As at December 31, 2017, the Company had the following United States foreign exchange forward purchase contracts outstanding:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240
INCOME TAXES
Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the year ended December 31, 2017, the Company recognized a deferred income tax expense of $15.4 million, compared to a recovery of $6.9 million during 2016. The change in the deferred income tax expense recognized in 2017 compared to the deferred tax recovery recognized in 2016 was primarily attributable to the completion of the non-core property disposition in the second quarter of 2017. At December 31, 2017 the Company had a total deferred tax asset balance of $48.3 million. The Company recognized a net deferred tax asset based on the independently evaluated reserve report as cash flows are expected to be sufficient to realize the deferred tax asset. The Company has not recognized a deferred tax asset for the deductible temporary difference associated with $163.4 million (2016: $nil) of Canadian resource pools that are restricted through successor rules and $5.2 million (2016: $14.6 million) of unrealized allowable capital losses on marketable securities and USD denominated Senior Notes.

Bellatrix Exploration Ltd.	16

At December 31, 2017, Bellatrix had approximately $1.35 billion in tax pools available for deduction against future income as follows:
Tax Pools

		December 31,	December 31,
($000s)	Rate %	2017	2016
Intangible resource pools:
Canadian exploration expenses	100	79,500	114,600
Canadian development expenses	30	611,500	705,200
Canadian oil and gas property expenses	10	70,500	104,600
Foreign resource expenses	10	600	600
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,400	16,400
Undepreciated capital cost (1)	6 – 100	413,500	344,500
Non-capital losses (expire through 2033)	100	144,100	144,100
Financing costs	20 Straight-Line	14,900	21,900
		1,351,000	1,451,900
(1) Approximately $380 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.
NET PROFIT (LOSS)
For the three months ended December 31, 2017, Bellatrix recognized a net loss of $13.1 million ($0.26 per basic share and diluted share), compared to a net profit of $23.1 million ($0.47 per basic share and diluted share) in the fourth quarter of 2016. The decrease in net profit (loss) recorded in the fourth quarter of 2017 compared to the same period in 2016 was primarily the result of a non-cash impairment reversal recognized in the fourth quarter of 2016 of $264 million with no equivalent reversals in 2017 offset partially by a loss on property disposition recognized in the fourth quarter of 2016 with no equivalent costs in 2017 and an increase in realized and unrealized gain on commodity contracts in 2017.
For the year ended December 31, 2017, Bellatrix recognized a net loss of $91.4 million ($1.85 per basic and diluted share), compared to a net loss of $26.7 million ($0.62 per basic share and diluted share) in the same period in 2016. The increase in net loss recorded in 2017 compared to 2016 was primarily the result of a non-cash impairment reversal recognized in the year ended December 31, 2016 with no equivalent reversals in 2017, partially offset by a decrease in the loss on property dispositions, an increase in revenue from improved commodity prices and sales volumes and an increase in realized and unrealized gain on commodity contracts in 2017.
CASH FLOW FROM OPERATING ACTIVITIES AND ADJUSTED FUNDS FLOW
As detailed previously in this MD&A, adjusted funds flow is a capital performance measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating adjusted funds flow may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies. Bellatrix considers adjusted funds flow to be a key measure of operating performance as it demonstrates Bellatrix's ability to generate the necessary funds for sustaining capital, future growth through capital investment, and to repay debt. Management believes that such a measure provides an insightful assessment of Bellatrix's operations on a continuing basis by eliminating certain non-cash charges and actual settlements of decommissioning liabilities, the extent and timing of which, in the opinion of Management, is discretionary. Adjusted funds flow is not a standardized measure and therefore may not be comparable with the calculation of similar measures by other entities.

Reconciliation of Cash Flow from Operating Activities to Adjusted Funds Flow
	Three months ended December 31,		Year ended December 31,
($000s)	2017	2016	2017	2016
Cash flow from operating activities	13,425	17,114	55,210	37,546
Decommissioning costs incurred	1,255	606	2,758	2,927
Change in non-cash working capital	1,020	(9,283)	272	443
Adjusted funds flow	15,700	8,437	58,240	40,916
Bellatrix’s cash flow from operating activities for the three months ended December 31, 2017 decreased by 22% to $13.4 million ($0.27 per basic share and diluted share) from $17.1 million ($0.35 per basic share and diluted share) generated in the fourth

Bellatrix Exploration Ltd.	17

quarter of 2016. The decrease in cash flow from operating activities between the fourth quarters of 2016 and 2017 was mainly attributable to change in non-cash working capital and decreased revenue in the quarter, offset partially by increased realized gain on commodity contracts and decreased production and royalty expenses. Bellatrix’s cash flow from operating activities for the year ended December 31, 2017 increased by 47% to $55.2 million ($1.12 per basic and diluted share) from $37.5 million ($0.96 per basic and diluted share) generated during 2016. The increase in cash flow from operating activities between 2016 and 2017 was principally due to increased revenue due to a 7% increase in realized prices, a 3% increase in sales volumes and an increase in realized gain on commodity contracts. This was partially offset by increased royalty, transportation and general and administrative expenses.
Bellatrix generated adjusted funds flow of $15.7 million ($0.32 per basic share and diluted share) in the fourth quarter of 2017, an increase of 86% from $8.4 million ($0.17 per basic share and diluted share) generated in the comparative 2016 period. The increase in adjusted funds flow between 2016 and 2017 was principally due to a 16% increase in sales volumes, a decrease in production expenses and an increase in the realized gains on commodity contracts, offset partially by an increase in transportation and general and administrative expenses as well as a 6% decrease in sales price. Bellatrix generated adjusted funds flow of $58.2 million ($1.18 per basic share and diluted share) in the year ended December 31, 2017, an increase of 42% from $40.9 million ($0.88 per basic and diluted share) generated in 2016. The increase in adjusted funds flow between 2016 and 2017 was principally due to increased revenue due to a 7% increase in realized prices, a 3% increase in sales volumes and an increase in realized gain on commodity contracts. This was partially offset by increased royalty, transportation and general and administrative expenses.
Bellatrix maintains a commodity price risk management program to provide a measure of stability to adjusted funds flow. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Cash Flow from Operating Activities, Adjusted Funds Flow, and Net Profit (Loss)
	Three months ended December 31,		Year ended December 31,
($000s, except per share amounts)	2017	2016	2017	2016
Cash flow from operating activities	13,425	17,114	55,210	37,546
Basic ($/share)	0.27	0.35	1.12	0.88
Diluted ($/share)	0.27	0.35	1.12	0.88
Adjusted funds flow	15,700	8,437	58,240	40,916
Basic ($/share)	0.32	0.17	1.18	0.96
Diluted ($/share)	0.32	0.17	1.18	0.96
Net profit (loss)	(13,053)	23,085	(91,363)	(26,668)
Basic ($/share)	(0.26)	0.47	(1.85)	(0.62)
Diluted ($/share)	(0.26)	0.47	(1.85)	(0.62)
CAPITAL EXPENDITURES
In 2017, Bellatrix’s strategic priority continued to be focused on profitable resource development in the Spirit River liquids rich play while maintaining financial strength and liquidity. During the three months ended December 31, 2017, Bellatrix invested $25.8 million in exploration and development projects, compared to $24.6 million in the same period in 2016. During the year ended December 31, 2017, Bellatrix invested $120.7 million in exploration and development projects, compared to $78.7 million in the same period in 2016.

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Capital Expenditures
	Three months ended December 31,		Year ended December 31,
($000s)	2017	2016	2017	2016
Lease acquisitions and retention	187	768	3,507	2,635
Geological and geophysical	446	258	818	336
Drilling and completion costs	22,226	22,994	102,388	62,958
Facilities and equipment	2,896	620	13,938	12,731
Capital – exploration and development (1)	25,755	24,640	120,651	78,660
Capital – corporate assets	338	172	1,985	230
Property acquisitions	114	(13)	614	(9)
Total capital expenditures – cash	26,207	24,799	123,250	78,881
Property dispositions – cash (2)	(56)	(105,206)	(48,798)	(299,058)
Total net capital expenditures – cash	26,151	(80,407)	74,452	(220,177)
Property acquisitions – non-cash	—	—	—	29,178
Property disposition – non-cash (4)	—	(21,309)	(3,465)	(21,309)
Other – non-cash (3)	61	(36,224)	(5,904)	(33,886)
Total capital expenditures – net (4)	26,212	(137,940)	65,083	(246,194)

(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2)	Property dispositions – cash does not include transaction costs.

(3)	Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4)	Refer to "Non-GAAP measures" for the term "total capital expenditures – net"
In the fourth quarter of 2017, capital spending on exploration and development activities of $25.8 million was focused primarily on drilling and completing two gross (1.9 net) Spirit River liquids rich natural gas wells spud in the fourth quarter of 2017 and completing and bringing on production seven wells spud in a prior quarter of 2017 and the construction of Phase 2 expansion project of the Alder Flats Plant.
Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Alder Flats Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on schedule and under budget, and is scheduled for completion early in the second quarter of 2018 at a remaining net 25% estimated cost to Bellatrix of approximately $3 million (excluding received partner prepayment). The Phase 2 project represents the last stage of our multi-year infrastructure build out. Major mechanical construction was completed in December and electrical and instrumentation installation activity was completed in early 2018. Pre-commissioning activity has commenced with full commissioning of the Phase 2 expansion expected in March of 2018. Completion of Phase 2 of the Alder Flats Plant will add an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest. A deferred capital obligation for the Alder Flats Plant of $4.8 million was outstanding at December 31, 2017.
During the third quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the West Pembina area of Alberta for gross proceeds of $16.0 million effective July 1, 2017. Proceeds from the sale were used to further reduce amounts outstanding under the Company's Credit Facilities. During the second quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the Strachan area of Alberta for gross proceeds of $34.5 million effective April 1, 2017. Additionally in the second quarter of 2017, Bellatrix transferred certain production facilities and infrastructure to a third party midstream company in exchange for proceeds of $20 million. All of the work has been completed for the facilities and infrastructure with the compressor station being commissioned in December 2017 on schedule and on budget. Under the terms of the agreement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.
The 2018 capital budget of $65 to $80 million will be directed primarily towards drilling, completion and tie-in activity and investment in strategic infrastructure projects.

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DECOMMISSIONING LIABILITIES

($000s)	2017	2016
Balance, beginning of year	62,844	96,423
Incurred on development activities	1,501	911
Acquired through business combinations	—	552
Revisions on estimates	3,210	(5,219)
Decommissioning costs incurred	(2,758)
Reversed on dispositions	(5,473)	(31,536)
Accretion expense	1,287	1,713
Balance, end of year	60,611	62,844
The $3.2 million increase in decommissioning liabilities between December 31, 2017 and December 31, 2016 resulting from revisions on estimates was due to decreased long-term market interest rates which decreases the long-term discount rates applied to the valuation of the liabilities. In addition, changes to estimates also resulted from the revisions to timing and amounts of future decommissioning cash flows for certain wells and facilities made to better reflect anticipated abandonment timelines and future cash outlays.
Environmental stewardship is a core value at Bellatrix and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Reserve, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of Bellatrix’s assets are funded entirely out of cash flow from operating activities. Bellatrix’s Liability Management Rating is well within the Alberta Energy Regulator’s ("AER"), the British Columbia Oil and Gas Commission's ("BCOGC") and the Saskatchewan Ministry of Economy ("MOE") requirements.
DEBT
Credit Facilities
At December 31, 2017, the Company had $52.1 million outstanding under its syndicated revolving credit facilities (the “Credit Facilities”) at a weighted average interest rate of 4.45%. In addition, total outstanding letters of credit were $13 million. Pursuant to the most recent borrowing base redetermination in November 2017, the total commitments under the Credit Facilities were reconfirmed at $120 million. The Credit Facilities are available on an extendible revolving term basis and consist of a $25 million operating facility and a $95 million syndicated facility. The Credit Facilities have an initial term of one year and are extendible annually at the option of the Company, subject to lender approval, with a one year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which is subject to redetermination in May and November of each year. The Credit Facilities mature on May 31, 2019, if not renewed.
For the year ended December 31, 2017, the amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 1% to 3.5%, depending on the type of borrowing and the Company’s Senior Debt to Bank EBITDA ratio (defined below). A standby fee is charged between 0.5% and 0.875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to Bank EBITDA ratio. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value, in the determination of the borrowing base, require lender approval if the net present value discounted at 10% attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Commodity risk management transactions must not be done for speculative purposes. The term of any contract for commodity swaps cannot exceed 3 years. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 80% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 70% for the second year of such period or 60% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For interest rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of the amount of the commitment under the Credit Facilities or exceed a term of three years. The aggregate amount hedged under all exchange rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt.

Bellatrix Exploration Ltd.	20

A copy of the agreement governing the Credit Facilities has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov).
Convertible Debentures
At December 31, 2017 Bellatrix had outstanding $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures are governed by the terms of an indenture dated August 9, 2016 between the Company and Computershare Trust Company of Canada (the “Debenture Indenture”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Debenture Maturity Date”). Each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10) prior to 5:00 p.m. (Calgary time) on the earlier of: (i) the last business day immediately prior to the Debenture Maturity Date, (ii) the last business day immediately preceding any Redemption Date (as defined in the Debenture Indenture), and (iii) if called for repurchase pursuant to a mandatory repurchase as a result of a Change of Control (as defined in the Debenture Indenture) on the last business day preceding the date of payment. The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control. On and after September 30, 2019 and up to and including September 30, 2020, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days’ and not less than 30 days’ prior written notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the TSX for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Debenture Maturity Date, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days' and not less than 30 days' prior written notice at a price equal to their principal amount plus accrued and unpaid interest. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.
On a redemption date or on the Debenture Maturity Date, as applicable, subject to required regulatory approvals and provided that no Event of Default (as defined in the Debenture Indenture) has occurred and is continuing, Bellatrix may, at its option, on not more than 60 days' and not less than 40 days' prior notice, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Convertible Debentures which are to be redeemed or which will mature by issuing and delivering freely tradable common shares of the Company to the holders of the Convertible Debentures. Payment for such Convertible Debentures subject to the election would be satisfied by delivering that number of common shares obtained by dividing the principal amount of the Convertible Debentures subject to the election which are to be redeemed or which will mature by 95% of the current market price of the common shares on such redemption date or Debenture Maturity Date, as applicable. Any accrued and unpaid interest will be paid in cash.
Senior Notes
At December 31, 2017, the Company had outstanding US$250 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). The Senior Notes are governed by the terms of an indenture dated May 21, 2015 between the Company and U.S. Bank National Association (the "Note Indenture"). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2017 to May 14, 2018 at 104.250%, May 15, 2018 to May 14, 2019 at 102.125%, May 15, 2019 and thereafter at 100.000%. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

($000s)	Amount
Balance, December 31, 2015	332,024
Unrealized foreign exchange gain (1) (2)	(9,879)
Amortization of discount and debt issue costs	2,601
324,746
Debt issue costs	(55)
Balance, December 31, 2016	324,691
Unrealized foreign exchange gain (1) (2)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	305,409
(1) Exchange rate (CDN$/US$1.00) at December 31, 2017 was 1.2518 (December 31, 2016: 1.3427).
(2) Amount does not include unrealized loss on foreign exchange contracts of $3.9 million (December 31, 2016: $2.0 million loss).

Bellatrix Exploration Ltd.	21

Bellatrix is aware that the Company's outstanding Senior Notes have recently been trading at a discount to par value. In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, Bellatrix may, from time to time, seek to purchase such debt for cash, in exchange for common shares, or for a combination of cash and common shares, in each case in open market purchases and/or privately negotiated transactions. Bellatrix will evaluate any such transactions in light of then-existing market conditions, taking into account the Company's current liquidity and prospects for future access to capital. The amounts involved in any such transactions, individually or in the aggregate, may be material. Any such purchases would require the consent of the lenders under our Credit Facility.
Covenants
The agreement governing the Credit Facilities contains a single maintenance financial covenant (referred to below as the Senior Debt Covenant), which requires that the Company maintain a ratio of outstanding Senior Debt to earnings before interest, taxes, depletion, depreciation and amortization (“Bank EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing 12-month period of not more than 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) (the “Senior Debt Covenant”). As at December 31, 2017, the Company was in compliance with the Senior Debt Covenant with a Senior Debt to Bank EBITDA ratio of 1.22 times.
The following table lists the covenant under the Credit Facilities and the Company’s compliance therewith as at December 31, 2017:

	Covenant as at, December 31, 2017	Position at December 31, 2017
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to Bank EBITDA (2) for the last four fiscal quarters	3.00x	1.22x

(1) “Senior Debt” is defined as Consolidated Total Debt, including outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred financing obligations, deferred capital obligations and net working capital deficiency. Excluded from the calculation is any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)), decommissioning liabilities, deferred gain and deferred tax liability. “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities and current portion of decommissioning liability. Senior Debt at December 31, 2017 was $104.0 million.
(2) “Bank EBITDA” refers to earnings before interest, taxes, depletion, depreciation, amortization and other non-cash charges. Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income (loss) for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. Bank EBITDA for the trailing twelve months ended December 31, 2017 was $85.1 million.

The Note Indenture does not contain any maintenance financial covenants, but does contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (the ratio of cash flow to fixed charges (both as defined in the Note Indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0. The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness is incurred under bank facilities (as defined in the Note Indenture, and which includes the Credit Facilities) and generally, the amount thereof is not more than, subject to certain exceptions, the greater of (i) $675 million, and (ii) 35% of adjusted consolidated net tangible assets, or ("ACNTA"), plus $150 million. ACNTA is defined in the Note Indenture and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $675 million under bank facilities (which include the Credit Facilities), subject to the maximum borrowing base of the Credit Facilities, without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.
The following table lists the incurrence covenant under the Note Indenture and the Company’s position therewith as at December 31, 2017:

	Covenant as at, December 31, 2017	Position at December 31, 2017
Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage (1)	2.25x	2.12x
(1) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the Note Indenture, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month cash flow (as defined in the indenture governing the Note Indenture, cash flow includes the net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended December 31, 2017, fixed charges were $36.6 million and cash flow was $77.8 million.

Bellatrix Exploration Ltd.	22

Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.
LIQUIDITY AND CAPITAL RESOURCES
As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, sales volumes, production expenses, taxes, and royalties.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current challenging commodity price environment. In December 2017, Bellatrix’s Board of Directors approved a 2018 capital budget of between $65 and $80 million. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations and reclamation expenditures with adjusted funds flow and borrowings under its Credit Facilities, as necessary.
Bellatrix typically uses three markets to raise capital: The reserve-based lending market, the equity market and the debt market. At December 31, 2017, the Company had $52.1 million outstanding under the Company’s Credit Facilities (excluding letters of credit) at a weighted average interest rate of 4.45%. At December 31, 2017, the borrowing base under the Company’s Credit Facilities was $120 million, providing the Company with approximately $55 million, after deducting letters of credit, of available liquidity. The Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a one year term-out period if not renewed (refer to “Credit Facilities” above).
Total net debt at December 31, 2017 includes Credit Facilities, Convertible Debentures (liability component), Senior Notes, and the net balance of an adjusted working capital deficiency of $23.9 million. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, other deferred liabilities and decommissioning liabilities. Total net debt levels of $420.8 million at December 31, 2017 increased by $24.6 million from $396.2 million at December 31, 2016. The increase in total net debt reflects an increase of $33 million in amounts outstanding under the Credit Facilities, offset partially by a decrease in the Senior Notes of $19.3 million, resulting from an unrealized foreign exchange gain in the year ended December 31, 2017.

Debt to Adjusted Funds Flow Ratio
	Year ended December 31,
($000s, except where noted)	2017	2016
Shareholders’ equity	774,022	863,418

Current Credit Facilities	—	19,143
Credit Facilities	52,066	—
Loans receivable (long term)	—	(8,775)
Adjusted working capital deficiency (1)	23,926	23,716
Subtotal	75,992	34,084
Senior Notes (2)	305,409	324,691
Net debt (1)	381,401	358,775
Convertible Debentures (liability component)	39,426	37,420
Total net debt (1) at year end	420,827	396,195
Debt to adjusted funds flow ratio (annualized) (3) (4)
Adjusted funds flow (4) (annualized)	62,800	33,748
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	6.1x	10.6x
Total net debt to periods adjusted funds flow ratio (annualized) (3)	6.7x	11.7x
Debt to adjusted funds flow ratio (4)
Adjusted funds flow for the year (4)	58,240	40,916
Net debt (1) to adjusted funds flow ratio (4) for the year	6.5x	8.8x
Total net debt (1) to adjusted funds flow ratio (4) for the year	7.2x	9.7x
(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, long-term risk management liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital

Bellatrix Exploration Ltd.	23

deficiency, Convertible Debentures (liability component), current Credit Facilities, non-current credit facilities, long term loan receivable and Senior Notes. The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of Credit Facilities and the current portion of decommissioning liabilities. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.
(2) For the year ended December 31, 2017, includes unrealized foreign exchange gain of $22.2 million (2016: $9.9 million) and does not include an unrealized gain of $3.9 million (2016: $2.0 million) on foreign exchange contracts.
(3) For the years ended December 31, 2017 and 2016, total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon fourth quarter adjusted funds flow annualized.
(4) Adjusted funds flow as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

As at December 31, 2017 the Company’s ratio of total net debt to annualized adjusted funds flow (based on fourth quarter adjusted funds flow) was 6.7 times. The total net debt to annualized adjusted funds flow ratio as at December 31, 2017 decreased from that at December 31, 2016 of 11.7 times primarily due to an increase in 2017 adjusted funds flow resulting from an increase in average realized commodity prices and gains on commodity contracts. The Company continues to preserve liquidity through the priority use of adjusted funds flow.
 Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt, and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows to ensure compliance with the Credit Facilities and Senior Debt Covenant described above. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein (as outlined above in “Covenants”), and the ability to access debt and equity markets.
Amounts outstanding under the Credit Facilities were $52.1 million at December 31, 2017. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates (as outlined above in “Senior Notes” and “Convertible Debentures”), which mature on May 15, 2020 and September 30, 2021, respectively.
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. The number of outstanding share options, DSUs, RAs and PAs have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
As at March 13, 2018, there was $50 million principal amount of Convertible Debentures outstanding which are convertible, at the option of the holder, into approximately 6,172,840 common shares of the Company based on a conversion price of $8.10 per share. The Company may elect to issue common shares of the Company to satisfy the obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity of the Convertible Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity would be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.
From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at December 31, 2017, the Company has the ability to offer to sell up to an additional $470.8 million in securities under its $500 million Shelf Prospectus, which expires on June 30, 2018. Management expects to renew the Shelf Prospectus before expiry.
There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.
As at March 13, 2018, Bellatrix had outstanding a total of 1,583,865 options at an average exercise price of $15.77 per share and had 49,378,026 common shares outstanding. Additionally, Bellatrix had 517,898 DSUs, 573,055 PAs and 809,386 RAs outstanding as of March 13, 2018. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof.

Bellatrix Exploration Ltd.	24

Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.
A substantial portion of Bellatrix’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $11.2 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.
Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.
ENVIRONMENTAL INITIATIVES IMPACTING BELLATRIX
Bellatrix operates in jurisdictions that have regulated greenhouse gas (“GHG”) emissions and other air pollutants. While some regulations are in effect, further changes and amendments are at various stages of review, discussion and implementation. There is uncertainty around how any future federal legislation will harmonize with provincial regulation, as well as the timing and effects of regulations. Climate change regulation at both the federal and provincial level has the potential to significantly affect the regulatory environment of the crude oil and natural gas industry in Canada. Such regulations impose certain costs and risks on the industry, and there remains some uncertainty with regard to the impacts of federal or provincial climate change and environmental laws and regulations, as Bellatrix is unable to predict additional legislation or amendments that governments may enact in the future. Any new laws and regulations, or additional requirements to existing laws and regulations, could have a material impact on the Company's operations and cash flow.
Additional information is available in Bellatrix’s Annual Information Form ("AIF") that is filed on SEDAR at www.sedar.com.

COMMITMENTS
 The Company had the following commitments as at December 31, 2017:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	73,307	73,307	—	—	—
Risk management liability	7,890	4,468	3,422	—	—
Credit Facilities – principal	52,066	—	52,066	—	—
Convertible Debentures (liability component)	39,426	—	—	39,426	—
Senior Notes	305,409	—	305,409	—	—
Decommissioning liabilities	60,611	1,924	2,414	1,980	54,293
Deferred capital obligation	4,755	4,755	—	—	—
Deferred financing obligation	1,505	1,505	—	—	—
Finance lease obligation	6,891	1,170	947	928	3,846
Total	551,860	87,129	364,258	42,334	58,139
Off-Balance Sheet Arrangements
The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. Additionally, Bellatrix leases certain production facilities from a third party midstream company. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay an annual rental fee over the duration of the agreement.

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During 2016, Bellatrix completed the Alder Flats Plant Sale transaction. As part of the transaction, Bellatrix and Keyera Partnership ("Keyera") entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.
All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses, depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2017.
The Company’s contractual obligations and commitments as at December 31, 2017 were as follows:

($000s)	1 Year	2-3 Years	4-5 Years	More than 5 years	Total
Operating leases (1)	$24,835	$48,748	$40,811	$30,934	$145,328
Transportation and processing agreements (2)	$62,207	$97,788	$69,481	$128,873	$358,349
(1) Operating leases is comprised of the Company’s commitment for office space, net of recoveries and gross operating leases for field equipment. The Company is committed to payments under fixed term operating leases for office space which do not currently provide for early termination.
(2) Transportation agreements is comprised of commitments to third parties to transport natural gas. Processing agreements is comprised of commitments to process natural gas and natural gas liquids through processing facilities.
2017 OPERATIONAL PERFORMANCE
Strong fourth quarter and full year 2017 operational results once again confirm the high quality nature of Bellatrix’s asset base, strategic infrastructure ownership and control, combined with ample takeaway capacity and market egress.
In 2017, Bellatrix drilled and/or participated in 26 gross (19.3 net) Spirit River liquids rich natural gas wells, 3 gross (3.0 net) Cardium wells and 4 gross (1.6 net) Ellerslie wells. Bellatrix's operated drilling activity in 2017 included a total of 101,040 meters drilled 35,297 meters of which was horizontal length. All-in (drill, complete, equip and tie-in) well costs in 2017 for our operated Spirit River program averaged $3.8 million, meaningfully below the $4.0 million budgeted cost level during the year.
Efficiency improvements continued in 2017, which provide the foundation for continued cost suppression. In 2017, Bellatrix averaged 13.5 days from spud to rig release, an 8% improvement year over year. These operational efficiencies achieved through 2017 are enduring and Bellatrix continues to improve on the Company's already industry leading well cost and performance metrics year to date in 2018.
Bellatrix delivered strong operational performance in 2017 relative to guidance expectations as summarized below:

	2017 Results	2017 Guidance	Actual Versus Guidance
Production (boe/d)
2017 Average daily production	36,872	36,000	2%
Average product mix
Natural gas (%)	75	76	(1)%
Crude oil, condensate and NGLs (%)	25	24	1%
Capital expenditures ($000’s)
Total net capital expenditures(1)	122,636	120,000	2%
Property disposition - cash(2)	(48,798)	(50,500)	(3)%
Total net capital expenditures after property disposition - cash	73,838	69,500	6%
Production expense ($/boe)	8.31	8.50	(2)%
(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix’s partners 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2017.
(2) Production expenses before net processing revenue/fees.

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OUTLOOK AND 2018 CORPORATE GUIDANCE
On December 14, 2017 Bellatrix’s Board of Directors approved the 2018 capital budget of between $65 to $80 million, designed to achieve average production volumes of between 35,000 to 37,000 boe/d. The 2018 capital budget will remain flexible throughout the year, and given continued weakness in the forward strip natural gas prices, Bellatrix intends on managing our capital investment program near the lower end of the capital guidance range.
Development activity in 2018 focuses on achievement of the following strategic objectives:

•	Completing construction of Phase 2 of the Bellatrix Alder Flats deep cut gas plant with commissioning planned to commence early in the second quarter of 2018.

•
Optimizing forecast return on invested capital through a flexible drilling program focused on Spirit River liquids rich natural gas investment opportunities and higher liquids weighted opportunities in the Cardium play.

•	Maintaining a flexible approach to capital investment with the potential to accelerate or decelerate capital expenditures throughout the year.

•
Enhancing adjusted funds flow through optimal delivery of production volumes during periods of stronger commodity prices by leveraging Bellatrix’s controlled infrastructure and firm service delivery capacity.

•	Preserving liquidity and balance sheet strength.

•	Continuing to work on cost suppression activities through ongoing technological and operationally focused initiatives.

Bellatrix’s 2018 guidance estimates are outlined in the following table.

2018 Guidance
Production (boe/d)
2018 Average daily production	35,000 - 37,000
Average product mix
Natural gas (%)	74
Crude oil, condensate and NGLs (%)	26
Net capital expenditures ($000) (1)	$65,000 - $80,000
Production expense ($/boe) (2)	$7.50 - $7.90
(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.
(2) Production expenses before net processing revenue/fees
FINANCIAL REPORTING UPDATE
Future Accounting Pronouncements
The following pronouncements from the International Accounting Standards Board (“IASB”) are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:
IFRS 9 - “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. This standard is effective for annual periods beginning on or after January 1, 2018 with different transitional arrangements depending on the date of initial application.
The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the requirements of IAS 39; however, where the fair value option is applied to financial liabilities, any change in fair value resulting from an entity's own credit risk is recorded in other comprehensive income rather than the statement of income. Bellatrix has determined the adoption of IFRS 9 will not result in any material changes to the classification of financial assets and liabilities or to the measurement and carrying values of the Company's financial instruments.
In addition, IFRS 9 introduces a new expected credit loss model for calculating impairment of financial assets, replacing the incurred loss impairment model required by IAS 39. Bellatrix has determined that the new impairment model will not result in material changes to the valuation of its financial assets on the adoption of IFRS 9. Bellatrix does not currently apply hedge accounting to its financial instrument contacts and does not currently intend to apply hedge accounting to any of its derivative contracts upon adoption of IFRS 9.
IFRS 15 - “Revenue from Contracts with Customers”, provides a five-step model to be applied to all revenue contracts with customers. The standard specifies when an entity will recognize revenue and provides guidance regarding disclosures relating to revenue

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recognition. IFRS 15 is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018.
Bellatrix intends to adopt IFRS 15 using a modified transition approach on January 1, 2018. The Company has completed reviewing its various revenue streams and underlying contracts with customers. It has been concluded the adoption of IFRS 15 will not have a material impact on Bellatrix's net income and financial position. However, Bellatrix will expand the disclosures in the notes to its financial statements as prescribed by IFRS 15, including disclosing the Company's disaggregated revenue streams by product type.
IFRS 16 - "Leases”, replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. All contracts that meet the definition of a lease under IFRS 16, including those presently accounted for as operating leases, will be recorded on the balance sheet. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. The extent of the impact of the adoption of IFRS 16 has not yet been determined.
BUSINESS RISKS AND UNCERTAINTIES
Bellatrix's production and exploration activities are concentrated in the Western Canadian Sedimentary Basin, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers to the much larger integrated petroleum companies.
Bellatrix is subject to the various types of business risks and uncertainties including:

•	financial risks, which includes commodity price risk, counterparty risks and risks related to the Company's financing arrangements;

•	finding and developing oil and natural gas reserves at economic costs; and

•	operational risks such as risks related to health and safety, transportation and processing restrictions, project execution and the environment.
A description of the risk factors and uncertainties affecting Bellatrix can be found under the heading "Forward Looking Statements" and a full discussion of the material risk factors affecting Bellatrix can be found in the Company’s AIF and Form 40-F for the year ended December 31, 2017, which may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com).
The following explains how material risks and uncertainties impact Bellatrix’s business:
Exploration, Development and Production Risks
Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long‑term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, the Company's existing reserves, and the production from them, will decline over time as the Company produces from such reserves. A future increase in the Company's reserves will depend on both the ability of the Company to explore and develop its existing properties and its ability to select and acquire suitable producing properties or prospects. There is no assurance that the Company will be able to continue to find satisfactory properties to acquire or participate in. Moreover, management of the Company may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participation uneconomic. There is also no assurance that the Company will discover or acquire further commercial quantities of oil and natural gas.
Future oil and natural gas exploration may involve unprofitable efforts from dry wells as well as from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not ensure a profit on the investment or recovery of drilling, completion and operating costs.
Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut‑ins of wells resulting from extreme weather conditions, insufficient storage or transportation capacity or geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, it is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.
Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including, but not limited to, fire, explosion, blowouts, cratering, sour gas releases, spills and other environmental hazards. These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property, the environment and personal injury. Particularly, the Company may explore for and produce sour natural

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gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Company.
Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Prices, Markets and Marketing
Numerous factors beyond the Company's control do, and will continue to, affect the marketability and price of oil and natural gas acquired, produced, or discovered by the Company. The Company's ability to market its oil and natural gas may depend upon its ability to acquire capacity on pipelines that deliver natural gas to commercial markets or contract for the delivery of crude oil by rail. Deliverability uncertainties related to the distance the Company's reserves are from pipelines, railway lines, processing and storage facilities; operational problems affecting pipelines, railway lines and facilities; and government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business may also affect the Company.
Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic and political conditions in the United States, Canada, Europe, China and emerging markets, the actions of OPEC and other oil and gas exporting nations, governmental regulation, political stability in the Middle East, Northern Africa and elsewhere, the foreign supply and demand of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Prices for oil and natural gas are also subject to the availability of foreign markets and the Company's ability to access such markets. A material decline in prices could result in a reduction of the Company's net production revenue. The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes and the value of the Company's reserves. The Company might also elect not to produce from certain wells at lower prices.
All these factors could result in a material decrease in the Company's expected net production revenue and a reduction in its oil and natural gas production, development and exploration activities. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on the Company's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Oil and natural gas prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, increased growth of shale oil production in the United States, OPEC actions, political uncertainties, sanctions imposed on certain oil producing nations by other countries and ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for, and project the return on, acquisitions and development and exploitation projects.
Project Risks
The Company manages a variety of small and large projects in the conduct of its business. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. The Company's ability to execute projects and market oil and natural gas depends upon numerous factors beyond the Company's control, including:

•	the availability of processing capacity;

•	the availability and proximity of pipeline capacity;

•	the availability of storage capacity;

•
the availability of, and the ability to acquire, water supplies needed for drilling, hydraulic fracturing, and waterfloods or the Company's ability to dispose of water used or removed from strata at a reasonable cost and in accordance with applicable environmental regulations;

•	the effects of inclement weather;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	regulatory changes;

•	the availability and productivity of skilled labour; and

•	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

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Because of these factors, the Company could be unable to execute projects on time, on budget, or at all and may be unable to market the oil and natural gas that it produces effectively.
Gathering and Processing Facilities and Pipeline Systems
The Company delivers its products through gathering and processing facilities and by pipeline. The amount of oil and natural gas that the Company can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities and pipeline systems. The lack of availability of capacity in any of the gathering and processing facilities and pipeline systems could result in the Company's inability to realize the full economic potential of its production or in a reduction of the price offered for the Company's production. The lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to transport produced oil and gas to market. In addition, the pro-rationing of capacity on inter-provincial pipeline systems continues to affect the ability to export oil and natural gas. Unexpected shut downs or curtailment of capacity of pipelines for maintenance or integrity work or because of actions taken by regulators could also affect the Company's production, operations and financial results. As a result, producers are increasingly turning to rail as an alternative means of transportation. In recent years, the volume of crude oil shipped by rail in North America has increased dramatically. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays or uncertainty in constructing new infrastructure systems and facilities could harm the Company's business and, in turn, the Company's financial condition, operations and cash flows. Announcements and actions taken by the governments of British Columbia and Alberta relating to approval of infrastructure projects may continue to intensify, leading to increased challenges to interprovincial and international infrastructure projects moving forward. In addition, while the federal government has recently introduced draft legislation to overhaul the existing environmental assessment process and replace the NEB with a new regulatory agency, the impact of the new proposed regulatory scheme on proponents and the timing of receipt of approvals of major projects remains unclear.
A portion of the Company's production may, from time to time, be processed through facilities owned by third parties and over which the Company does not have control. From time to time, these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could have a materially adverse effect on the Company's ability to process its production and deliver the same for sale.
Midstream and pipeline companies may take actions to maximize their return on investment which may in turn adversely affect producers and shippers, especially when combined with a regulatory framework that may not always align with the interests of particular shippers.
Failure to Realize Anticipated Benefits of Acquisitions and Dispositions
The Company considers acquisitions and dispositions of assets in the ordinary course of business. Achieving the benefits of acquisitions depends on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner and the Company's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may require substantial management effort, time and resources diverting management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided by third parties and assets required to provide such services. In this regard, non‑core assets may be periodically disposed of so the Company can focus its efforts and resources more efficiently. Depending on the state of the market for such non‑core assets, certain non‑core assets of the Company may realize less on disposition than their carrying value on the financial statements of the Company.
Substantial Capital Requirements
The Company anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Company's ability to do so is dependent on, among other factors:

•	the overall state of the capital markets;

•	the Company's credit rating (if applicable);

•	commodity prices;

•	interest rates;

•	royalty rates;

•	tax burden due to current and future tax laws; and

•	investor appetite for investments in the energy industry and the Company's securities in particular.
Further, if the Company's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. The current conditions in the oil and gas industry have negatively impacted the ability of oil and gas companies to access additional financing. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. The Company may be required to seek additional equity financing on terms that

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are highly dilutive to existing shareholders. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's business financial condition, results of operations and prospects.
Additional Funding Requirements
The Company's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times and from time to time, the Company may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. Failure to obtain financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. Due to the conditions in the oil and gas industry and/or global economic and political volatility, the Company may from time to time have restricted access to capital and increased borrowing costs. The current conditions in the oil and gas industry have negatively impacted the ability of oil and gas companies to access additional financing.
As a result of global economic and political volatility, the Company may from time to time have restricted access to capital and increased borrowing costs. Failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Company's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Company's ability to expend the necessary capital to replace its reserves or to maintain its production. To the extent that external sources of capital become limited, unavailable or available on onerous terms, the Company's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be affected materially and adversely as a result. In addition, the future development of the Company's petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Alternatively, any available financing may be highly dilutive to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay in development or production on the Company's properties.
Credit Facility Arrangements
The Company is required to comply with covenants under its Credit Facilities and in the event that the Company does not comply with these covenants, the Company's access to capital could be restricted or repayment could be required. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to the Company. Events beyond the Company's control may contribute to the failure of the Company to comply with such covenants. A failure to comply with covenants could result in default under the Company's Credit Facilities, which could result in the Company being required to repay amounts owing thereunder. The acceleration of the Company's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. In addition, the Company's Credit Facilities may impose operating and financial restrictions on the Company that could include restrictions on, the payment of dividends, repurchase or making of other distributions with respect to the Company's securities, incurring of additional indebtedness, the provision of guarantees, the assumption of loans, making of capital expenditures, entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.
The Company's lenders use the Company's reserves, commodity prices, applicable discount rate and other factors, to periodically determine the Company's borrowing base. As a result of the depressed commodity prices experienced in the last two years, the Company's borrowing base was reduced in 2016. There remains a substantial amount of uncertainty as to when and if commodity prices will recover. Continued depressed commodity prices or further reductions in commodity prices could result in a further reduction to the Company's borrowing base, reducing the funds available to the Company under the Credit Facilities. This could result in the requirement to repay a portion, or all, of the Company's indebtedness.
Third Party Credit Risk
The Company may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In addition, the Company may be exposed to third party credit risk from operators of properties in which the Company has a working or royalty interest. Poor credit conditions in the industry and of joint venture partners may affect a joint venture partner's willingness to participate in the Company's ongoing capital program, potentially delaying the program and the results of such program until the Company finds a suitable alternative partner. To the extent that any of such third parties go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in the Company being unable to collect all or portion of any money owing from such parties. Any of these factors could materially adversely affect the Company's financial and operational results
Hedging Activities
From time to time, the Company may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Company engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Company's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

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•	production falls short of the hedged volumes or prices fall significantly lower than projected;

•	there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

•	the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

•	a sudden unexpected event materially impacts oil and natural gas prices.
Similarly, from time to time the Company may enter into agreements to fix the exchange rate of Canadian to United States dollars or other currencies in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to other currencies. However, if the Canadian dollar declines in value compared to such fixed currencies, the Company will not benefit from the fluctuating exchange rate.
Reliance on Joint Venture Partners
The Company relies on joint venture partners with respect to the evaluation, acquisition and development of, and future production from, certain of its properties and a failure or inability to perform or a differing development objective by such partners, including, without limitation, O’Chiese Energy Limited Partnership, could materially affect the development of such properties.
Operational Dependence
Other companies operate some of the assets in which the Company has an interest. The Company has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Company's financial performance. The Company's return on assets operated by others depends upon a number of factors that may be outside of the Company's control, including, but not limited to, the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.
In addition, due to the current low and volatile commodity prices, many companies, including companies that may operate some of the assets in which the Company has an interest, may be in financial difficulty, which could impact their ability to fund and pursue capital expenditures, carry out their operations in a safe and effective manner and satisfy regulatory requirements with respect to abandonment and reclamation obligations. If companies that operate some of the assets in which the Company has an interest fail to satisfy regulatory requirements with respect to abandonment and reclamation obligations the Company may be required to satisfy such obligations and to seek reimbursement from such companies. To the extent that any of such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in such assets being shut-in, the Company potentially becoming subject to additional liabilities relating to such assets and the Company having difficulty collecting revenue due from such operators or recovering amounts owing to the Company from such operators for their share of abandonment and reclamation obligations. Any of these factors could have a material adverse affect on the Company's financial and operational results.
Information Technology Systems and Cyber-Security
The Corporation has become increasingly dependent upon the availability, capacity, reliability and security of our information technology infrastructure and our ability to expand and continually update this infrastructure, to conduct daily operations. The Corporation depends on various information technology systems to estimate reserve quantities, process and record financial data, manage our land base, manage financial resources, analyze seismic information, administer our contracts with our operators and lessees and communicate with employees and third-party partners.
Further, the Corporation is subject to a variety of information technology and system risks as a part of its normal course operations, including potential breakdown, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Corporation’s information technology systems by third parties or insiders. Unauthorized access to these systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to our business activities or our competitive position. The Corporation applies technical and process controls in line with industry-accepted standards to protect our information assets and systems. Disruption of critical information technology services, or breaches of information security, could have a negative effect on our performance and earnings, as well as on our reputation. The significance of any such event is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Royalty Regimes
There can be no assurance that the governments in the jurisdictions in which the Company has assets will not adopt new royalty regimes or modify the existing royalty regimes which may have an impact on the economics of the Company's projects. An increase in royalties would reduce the Company's earnings and could make future capital investments, or the Company's operations, less economic. On January 29, 2016, the Government of Alberta adopted a new royalty regime which took effect on January 1, 2017. See "Industry Conditions - Royalties and Incentives".

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Environmental
All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with oil and gas industry operations. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites.
Compliance with environmental legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. Although the Company believes that it will be in material compliance with current applicable environmental legislation, no assurance can be given that environmental compliance requirements will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Variations in Foreign Exchange Rates and Interest Rates
World oil and natural gas prices are quoted in United States dollars. The Canadian/United States dollar exchange rate, which fluctuates over time, consequently affects the price received by Canadian producers of oil and natural gas. Material increases in the value of the Canadian dollar relative to the United States dollar will negatively affect the Company's production revenues. Accordingly, exchange rates between Canada and the United States could affect the future value of the Company's reserves as determined by independent evaluators. Although a low value of the Canadian dollar relative to the United States dollar may positively affect the price the Company receives for its oil and natural gas production, it could also result in an increase in the price for certain goods used for the Company's operations, which may have a negative impact on the Company's financial results.
To the extent that the Company engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Company may contract.
An increase in interest rates could result in a significant increase in the amount the Company pays to service debt, resulting in a reduced amount available to fund its exploration and development activities, and if applicable, the cash available for dividends and could negatively impact the market price of the Common Shares of the Company.
Reserves Estimates
There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in this document are estimates only. Generally, estimates of economically recoverable oil and natural gas reserves and the future net cash flows from such estimated reserves are based upon a number of variable factors and assumptions, such as:

•	historical production from the properties;

•	production rates;

•	ultimate reserve recovery;

•	timing and amount of capital expenditures;

•	marketability of oil and natural gas;

•	royalty rates; and

•	the assumed effects of regulation by governmental agencies and future operating costs (all of which may vary materially from actual results).
For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates and such variations could be material.
The estimation of proved reserves that may be developed and produced in the future is often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas are often estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves. Such variations could be material.

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In accordance with Applicable Securities Laws, the Company's independent reserves evaluator has used forecast prices and costs in estimating the reserves and future net cash flows as summarized herein. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs. The reserve evaluation is effective as of a specific effective date and, except as may be specifically stated, has not been updated and therefore does not reflect changes in the Company's reserves since that date.
Income Taxes
The Company files all required income tax returns and believes that it is in full compliance with the provisions of the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.) and all other applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of the Company, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.
Income tax laws relating to the oil and natural gas industry, such as the treatment of resource taxation or dividends, may in the future be changed or interpreted in a manner that adversely affects the Company. Furthermore, tax authorities having jurisdiction over the Company may disagree with how the Company calculates its income for tax purposes or could change administrative practices to the Company's detriment.
CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES
The reader is advised that the critical accounting estimates, policies, and practices as described herein continue to be critical in determining Bellatrix’s financial results.
The reader is cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. The following discussion outlines accounting policies and practices that are critical to determining Bellatrix’s financial results.
Critical Accounting Judgments
Oil and Gas Reserves
Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization, and the impairment analysis which affect net profit or loss. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.
Identification of CGUs
Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of their assets.
Impairment Indicators and Impairment Reversal
Judgment is required to assess when impairment indicators exist and impairment testing is required with respect to exploration and evaluation assets and property, plant and equipment.
Joint Arrangements
Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement. Additionally, the Company assesses the rights and obligations arising from the arrangement by considering its governance structure, legal form, and terms agreed upon by the parties sharing control, including the contractual rights of each partner, dispute resolution procedures, termination provisions, and procedures for subsequent transactions in its determination of joint control.
Once joint control has been established, judgment is also required to classify the joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its legal structure, legal form and terms agreed upon by the parties sharing control. An arrangement that is not structured through a separate vehicle in which the controlling parties have rights to the assets, revenues and substantially all of the economic benefits generated through

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the arrangement, in addition to obligations for the liabilities and expenses, is classified as a joint operation. An arrangement in which these criteria are not met is classified as a joint venture.
Non-monetary Transactions
Judgment is required to determine whether non-monetary transactions have commercial substance.
Critical Estimates and Assumptions
Recoverability of asset carrying values
The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.
The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, future estimated commodity prices, royalties and costs, economic and market conditions, timing of cash flows, the useful lives of assets and their related salvage values. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.
Decommissioning obligations
Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.
Income taxes
Deferred tax assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.
Business combinations
The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant, and equipment, and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities in the purchase price allocation, and any resulting gain or goodwill. Future net earnings can be affected as a result of changes in future depletion, depreciation and accretion, and asset impairments.
Bellatrix has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent in the financial statements, refer to Note 4 “Critical Judgments and Accounting Estimates” in the financial statements as at and for the year ended December 31, 2017.
LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.
The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.

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With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice President and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15(d) – 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings (as these terms are defined in NI 52-109) or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Such officers have evaluated, or caused to be evaluated under their supervision the effectiveness of the Company’s disclosure controls and procedures at the financial year end of the Company. Based on the evaluation, the officers concluded that Bellatrix’s disclosure controls and procedures were effective as at December 31, 2017.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13(a) – 15(f) and 15(d) – 15(f) under the Exchange Act and NI 52-109). Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, our President and CEO and our Executive Vice President and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the external purposes in accordance with GAAP.
Under the supervision and with the participation of management, including our CEO and our CFO, an evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2017 based on the criteria described in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.
The effectiveness of internal control over financial reporting as of December 31, 2017 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included with the financial statements for the year ended December 31, 2017.
Changes in Internal Control over Financial Reporting
The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period commencing on October 1, 2017 and ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period commencing October 1, 2017 and ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of the Effectiveness of Controls
It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud.
CEO AND CFO CERTIFICATIONS
The Company’s President and CEO and the Executive Vice President and CFO have attested to the quality of the public disclosure in our fiscal 2017 reports filed with the Canadian securities regulators and the SEC, and have filed certifications with them.
SENSITIVITY ANALYSIS
The table below shows sensitivities to adjusted funds flow as a result of product price, exchange rate, and interest rate changes. This determination is based on actual average prices received for the fourth quarter of 2017 and average production volumes of 37,077 boe/d during that period, as well as the same level of debt outstanding as at December 31, 2017. Diluted weighted average shares are based upon the fourth quarter of 2017. These sensitivities are approximations only, and not necessarily valid under

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other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Adjusted Funds Flow (1) (Annualized)	Adjusted Funds Flow (1) (Per Diluted Share)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	3,700	0.07
Change of $0.10/ mcf (2)	6,000	0.12
Change in prime of 1%	500	0.01
Change of US $0.01 CDN/ US exchange rate	800	0.02
(1) Refer to "Non-GAAP measures" in respect of the term "adjusted funds flow".
(2) Commodity price risk management activities are excluded from adjusted funds flow sensitivity calculations.
SELECTED QUARTERLY INFORMATION
The following table sets forth selected financial information of the Company for the quarters in 2017 and 2016.

2017 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	66,024	74,325	48,153	60,897
Cash flow from operating activities	8,258	10,495	23,031	13,425
Cash flow from operating activities per share
Basic	$0.17	$0.21	$0.47	$0.27
Diluted	$0.14	$0.21	$0.47	$0.27
Adjusted funds flow (1)	14,891	19,347	8,300	15,700
Adjusted funds flow per share (1)
Basic	$0.30	$0.39	$0.17	$0.32
Diluted	$0.26	$0.39	$0.17	$0.32
Net profit (loss)	13,049	(69,236)	(22,124)	(13,053)
Net profit (loss) per share
Basic	$0.26	$(1.40)	$(0.45)	$(0.26)
Diluted	$0.23	$(1.40)	$(0.45)	$(0.26)
Total net capital expenditures - cash	49,805	(25,741)	24,238	26,151

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2016 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	55,158	48,285	56,524	67,907
Cash flow from operating activities	10,333	7,675	2,425	17,114
Cash flow from operating activities per share
Basic	$0.27	$0.20	$0.05	$0.35
Diluted	$0.27	$0.20	$0.05	$0.35
Adjusted funds flow (1)	12,876	9,048	10,556	8,437
Adjusted funds flow per share (1)
Basic	$0.34	$0.23	$0.23	$0.17
Diluted	$0.34	$0.23	$0.23	$0.17
Net profit (loss)	19,347	(55,193)	(13,907)	23,085
Net profit (loss) per share
Basic	$0.50	$(1.42)	$(0.31)	$0.47
Diluted	$0.50	$(1.42)	$(0.31)	$0.47
Total net capital expenditures - cash	28,927	(69,917)	(98,781)	(80,407)
(1) Refer to “Capital performance measures” and “Non-GAAP measures” in respect of the terms “adjusted funds flow”, “adjusted funds flow per share”, and “total revenue.”
In the fourth quarter of 2017, sales volumes increased from 37,077 boe/d compared to 31,888 boe/d in the comparative 2016 period. The Company's total revenue generated in the quarter decreased to $60.9 million in the fourth quarter of 2017 from $67.9 million in the fourth quarter of 2016 as a result of a 24% decline in realized average commodity prices. In the three months ended December 31, 2017, the Company's total cash capital expenditures were $26.2 million compared to $24.8 million in the comparative 2016 period. Bellatrix focused its capital activity in the fourth quarter on drilling and completion projects and on the construction of the Phase 2 expansion project of the Alder Flats Plant. Bellatrix drilled 2 gross (1.9 net) Spirit River liquids rich natural gas wells.
In the third quarter of 2017, Bellatrix reduced amounts outstanding under its Credit Facilities to $8.3 million. Total net debt was $399.8 million at September 30, 2017. Bellatrix incurred $39.7 million of total cash capital expenditures in the third quarter of 2017 compared to $17.2 million in the comparative 2016 period. Bellatrix focused its capital activity in the third quarter primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. The Company drilled and/or participated in 13 gross (8.4 net) Spirit River liquids rich gas wells, 1 gross (1.0 net) Cardium well, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells compared to 4 gross (2.3 net) Spirit River liquids rich gas wells in the comparative 2016 period. Sales volumes increased to 37,710 boe/d in the third quarter of 2017 compared to 34,409 boe/d in the comparative 2016 period.
In the second quarter of 2017, Bellatrix reduced amounts outstanding on its Credit Facilities and reduced its working capital deficiency by approximately $45.8 million from the first quarter of 2017 through the use of proceeds from the non-core Strachan asset sale. In the three months ended June 30, 2017, the Company’s total net cash capital expenditures were negative $25.7 million, compared to negative $69.9 million in the second quarter of 2016, primarily as a result of the smaller asset dispositions in the second quarter of 2017 compared to 2016. Total revenue increased 54% to $74.3 million in the three months ended June 30, 2017 from $48.3 million in the three months ended June 30, 2016 due to improved commodity prices in the period. The Company drilled 2 gross (1.2 net) wells, compared to nil wells drilled in the comparative 2016 period. Drilling in the first half of 2017 was offset by non-core property dispositions in the fourth quarter of 2016 and sales volumes remained consistent at 37,916 boe/d in the second quarter of 2017 compared to 38,000 boe/d in the comparative 2016 period.
In the first quarter of 2017, Bellatrix drilled and/or participated in 13 gross (10.6 net) wells. Total net cash capital expenditures were $49.8 million in the three months ended March 31, 2017, compared to a negative $80.4 million in the three months ended December 31, 2016, as a result of non-core property sale in the fourth quarter of 2016. The non-core property sales also reduced sales volumes by 10% from 38,467 in the first quarter of 2016 to 34,750 in the first quarter of 2017. Total revenue increased 20% to $66.0 million in the three months ended March 31, 2017, from $55.2 million in the three months ended March 31, 2016 due to improved commodity prices in the period, partially offset by decreased sales volumes.

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SELECTED ANNUAL INFORMATION
The following table sets forth selected financial information of the Company for the most recently completed year ending December 31, 2017 and for comparative 2016 and 2015 years.

Years ended December 31, ($000s, except per share amounts)	2017	2016	2015
Total revenue (1)	249,399	227,874	333,318
Cash flow from operating activities	55,210	37,546	103,075
Cash flow from operating activities per share
Basic	$1.12	$0.88	$2.70
Diluted	$1.12	$0.88	$2.70
Adjusted funds flow (1)	58,240	40,916	109,485
Adjusted funds flow per share (1)
Basic	$1.18	$0.96	$2.85
Diluted	$1.18	$0.96	$2.85
Net profit (loss)	(91,363)	(26,668)	(444,208)
Net profit (loss) per share
Basic	$(1.85)	$(0.62)	$(11.55)
Diluted	$(1.85)	$(0.62)	$(11.55)
Total net capital expenditures – cash	74,452	(220,178)	144,191
Total assets	1,340,923	1,453,730	1,703,212
Total net debt (1)	420,827	396,195	717,645
Non-current financial (assets) liabilities
Future income taxes	(48,298)	(63,713)	(59,255)
Decommissioning liabilities	58,687	62,844	96,423
Sales volumes (boe/d)	36,872	35,677	41,441
(1) Refer to “Capital performance measures” and “Non-GAAP measures” in respect of the terms “adjusted funds flow”, “adjusted funds flow per share”, “total net debt” and “total revenue.”
CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.
NON-GAAP MEASURES: Throughout Bellatrix’s MD&A, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measure provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Bellatrix’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.
CAPITAL PERFORMANCE MEASURES: In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company’s financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company’s MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.
This MD&A contains the term “adjusted funds flow” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore

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reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow to analyze operating performance and leverage and considers adjusted funds flow to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and adjusted funds flow can be found in this MD&A. Adjusted funds flow per share is calculated using the weighted average number of shares for the period.
This MD&A also contains the terms “net debt”, “total net debt”, and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt, net debt and adjusted working capital deficiency may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, the liability component of the Convertible Debentures (as defined below), current Credit Facilities and long term Credit Facilities. Net debt excludes the liability component of the Convertible Debentures. The adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of decommissioning liability and the current Credit Facilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.
FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “will”, “elect”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, the expectation that operational efficiencies achieved through 2017 will be enduring, the percent of forecast 2018 natural gas volumes hedged, the percent of forecast 2018 natural gas volumes subject to AECO pricing, the percent of forecast 2018 natural gas production volumes subject to hedges or market diversification in 2018 and 2019, the expectation that the Company's risk management strategy provides reduced price volatility, the expectation that the Phase 2 expansion project of the Alder Flats Plant remains on time and on budget, the capacity of the Alder Flats Plant upon completion of Phase 2, expected timing for full commissioning of the Phase 2 expansion, Bellatrix's expected net ownership capacity from Phase 2 of the Alder Flats Plant, expected benefits of completion of the Alder Flats Plant including reductions in production expenditures, increased liquids extraction and expected improvements in corporate profit margins and cash flow, expected capital costs remaining for the Phase 2 expansion, the expectation that after completion of Phase 2 of the Alder Flats Plant the majority of Bellatrix's 2018 capital investment will be utilized directly in drilling, completion and production addition activities with minimal capital required for facilities and infrastructure projects over the near term, forecast 2018 production expenditure, expected details of the Company's 2018 capital budget, Bellatrix's intent to remain highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current challenging commodity price environment, the intent of Bellatrix to continually monitor its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations and reclamation expenditures with adjusted funds flow and borrowings under its Credit Facilities, as necessary, the expected future sources to raise capital, the intent that the 2018 capital budget will remain flexible throughout the year, the intent that Bellatrix will manage the Company's capital investment program near the lower end of the capital guidance range, Bellatrix's strategic objectives for the Company's planned 2018 development activity, the intent that the 2018 drilling program will be focused on Spirit River liquids rich natural gas investment opportunities and higher liquids weighted opportunities in the Cardium play, the expectation that Bellatrix will be able to accelerate or decelerate capital expenditures throughout the year, the expectation that the Company may enhance adjusted funds flow in 2018 through optimal delivery of production volumes during periods of stronger commodity prices by leveraging Bellatrix’s controlled infrastructure and firm service delivery capacity, guidance relating to 2018 average daily production, average production mix, net capital expenditures and production expense, Bellatrix's strategic priority continued to be focused on profitable resource development in the Spirit River liquids rich play while maintaining financial strength and liquidity, expected sensitivities to changes in commodity prices, interest rates and exchange rates. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on March 13, 2018 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance

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should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

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